As filed with the Securities and Exchange Commission on April 21, 2005

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Aames Investment Corporation

(Exact name of registrant as specified in its charter)

Maryland	34-1981408
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

350 South Grand Avenue, 43rd Floor

Los Angeles, California 90071

(323) 210-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John F. Madden, Jr., Esq.

Executive Vice President, General Counsel and Secretary

Aames Investment Corporation

350 South Grand Avenue, 43rd Floor

Los Angeles, California 90071

(323) 210-5000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this registration statement becomes effective.

If the only securities being registered on this form are being offered pursuant to a dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price (1)	Amount of registration fee
Common Stock, par value $.01 per share	19,048,042	$8.08	$153,908,179	$18,115

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low prices of the registrant’s common stock on the New York Stock Exchange on April 18, 2005.

The Registrant hereby amends this registration statement on such date or such dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated April 21, 2005

PROSPECTUS

AAMES INVESTMENT CORPORATION

19,048,042 Shares of Common Stock

This prospectus relates to the resale, which is not being underwritten, of:

•	up to 5,000,000 shares of our common stock that were sold to Friedman, Billings, Ramsey Group, Inc. under a stock purchase agreement dated November 5, 2004 between Friedman, Billings, Ramsey Group, Inc. and us;

•	up to 13,932,970 shares of our common stock that were issued to Specialty Finance Partners in connection with an agreement and plan of merger dated July 21, 2004 among Aames Financial Corporation, Aames Newco, Inc., Aames TRS, Inc. and us relating to a corporate reorganization; and

•	up to 115,072 shares of our common stock that were issued to Capital Z Management LLC in connection with the agreement and plan of merger, of which 61,486 shares of common stock were issued to Capital Z Management LLC in exchange for restricted stock units received in connection with the agreement and plan of merger.

In connection with each of these transactions, we agreed to prepare and file with the Securities and Exchange Commission a registration statement, of which this prospectus is a part, to register the resale of our shares of common stock issued under the stock purchase agreement and the agreement and plan of merger.

The selling stockholders may sell their shares from time to time at market prices prevailing at the time of sale or at negotiated prices. For additional information regarding the methods of sale that the selling stockholders may use, see “Plan of Distribution” beginning on page 18. We will not receive any of the proceeds from these sales of our common stock by the selling stockholders. We have agreed to pay all of the expenses in connection with the registration of these shares. The selling stockholders will pay or assume brokerage commissions and similar charges incurred for the sale of these shares.

Our common stock is listed on the New York Stock Exchange under the symbol “AIC.” On April 18, 2005, the closing price of our common stock was $8.10 per share.

Investing in our common stock involves risks.

See “ Risk Factors” beginning on page 3 for a description of those risks.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is [                    ], 2005.

You should rely only on the information included in this prospectus, any prospectus supplement and the documents that are incorporated by reference into this prospectus. We have not authorized anyone else to provide you with different information. This prospectus may only be used where it is legal to sell these securities. This prospectus is not an offer to sell, or a solicitation of an offer to buy, in any state where the offer or sale is prohibited. The information in this prospectus is accurate on the date of this prospectus and may become obsolete later. Neither the delivery of this prospectus, nor any sale made under this prospectus will, under any circumstances, imply that the information in this prospectus is correct as of any date after the date of this prospectus. References to “Aames,” “we” or “us” refer to Aames Investment Corporation.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make statements in this prospectus that are “forward-looking statements.” The words “expect,” “estimate,” “anticipate,” “predict,” “believe,” and similar expressions and variations thereof are intended to identify forward-looking statements. The statements appear in a number of places in this prospectus and include statements that are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. You should carefully consider the following risks before you make an investment in our common stock:

•	the factors referenced in this prospectus, including those set forth under the section captioned “Risk Factors;”

•	inability to originate subprime hybrid/adjustable mortgage loans;

•	increased delinquency rates in our portfolio;

•	increases in mortgage lending interest rates;

•	limited cash flow to fund operations;

•	dependence on short-term financing facilities;

•	adverse changes in the securitization and whole loan market for mortgage loans;

•	obligations to repurchase mortgage loans and indemnify investors;

•	concentration of operations in California, Florida, New York and Texas;

•	declines in real estate values;

•	extensive government regulation; and

•	intense competition in the mortgage lending industry.

We caution you not to put undue reliance on these forward-looking statements. The forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those projected in this prospectus, for the reasons, among others, discussed under the caption “Risk Factors.” You should carefully review the risk factors discussed in this prospectus.

THE COMPANY

We are a mortgage real estate investment trust, or REIT, formed in February 2004 to build and manage a portfolio of high yielding subprime mortgage loans to offer our stockholders the opportunity for attractive dividend yields and earnings growth. In November 2004, we completed an initial public offering and, concurrently with that offering, a reorganization with Aames Financial Corporation, formerly our parent company. As a result of the reorganization, Aames Financial became a wholly owned subsidiary of ours. Aames Financial is a fifty-year old national mortgage banking company focused primarily on originating subprime residential mortgage loans through wholesale and retail channels under the name “Aames Home Loan.” Our strategy is to use our equity capital, including a portion of the net proceeds from our recent initial public offering, and funds borrowed under revolving warehouse and repurchase facilities to finance mortgage loan originations, and to use on-balance sheet securitizations to finance our REIT portfolio of mortgage loans. We retain in our REIT portfolio some of our mortgage loan originations, largely hybrid/adjustable rate mortgage loans. We sell the remainder, including a majority of the fixed-rate mortgage loans that we originate, on a whole loan servicing-released basis to third parties.

We intend to elect to be taxed as a REIT for U.S. federal income tax purposes, and Aames Financial is our taxable REIT subsidiary. As a REIT, we generally are not subject to U.S. federal income tax on the REIT income that we distribute to our stockholders. We distribute a majority of the earnings from our REIT portfolio of mortgage loans to our stockholders, while growing our equity capital base by retaining a portion of Aames Financial’s earnings, which includes net income on all loans that Aames Financial originates, and gains and net interest income on all loans that we sell.

Prior to the reorganization, Specialty Finance Partners was the largest stockholder of Aames Financial Corporation. In the merger, Specialty Finance Partners received 13,932,970 shares of our common stock. In connection with the merger, we entered into a registration rights and governance agreement with Specialty Finance Partners and its affiliate, Capital Z Management. Capital Z Management received 53,586 shares of our common stock in connection with the merger and 61,486 restricted stock units in connection with the merger, which units were exchanged for 61,486 shares of our common stock on January 3, 2005. Under the registration agreement, we agreed to prepare and file with the SEC a registration statement relating to the resale of the shares we issued to Specialty Finance Partners and Capital Z Management in the merger.

Also in November 2004, we completed our initial public offering of 35.0 million shares of our common stock, which resulted in gross proceeds of $297.5 million to us. Concurrently, we completed a private placement of 5.0 million shares of our common stock to Friedman, Billings, Ramsey Group, Inc., an affiliate of Friedman, Billings, Ramsey Group & Co., the sole book-running manager of the initial public offering. The private placement resulted in net proceeds to us of $39.5 million. In connection with the private placement, we also entered in a registration rights agreement with Friedman, Billings, Ramsey Group, Inc. under which we agreed to prepare and file with the SEC a registration statement relating to the resale of the shares issued in the private placement.

Our principal executive offices are located at 350 South Grand Avenue, 43rd Floor, Los Angeles, California 90071. Our telephone number is (323) 210-5000. Our website address is http://www.aames.net. The information on our website and on websites linked to it are not incorporated into or a part of this prospectus.

THE OFFERING

Common stock offered by the selling stockholders	19,048,042[1]

Common stock outstanding	61,421,757 (as of the date of this prospectus)

Use of Proceeds	We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

New York Stock Exchange symbol	AIC

[1]	Consists of 5,000,000 shares sold to Friedman, Billings, Ramsey Group, Inc. in a private placement in November 2004 and 13,932,970 shares issued to Specialty Finance Partners and 115,072 shares (of which 61,486 shares were issued upon exchange of 61,486 restricted stock units on January 3, 2005) issued to Capital Z Management in connection with our reorganization in November 2004.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. Investing in our common stock involves a high degree of risk. Any of the following factors could harm our business and future results of operations and could result in a partial or complete loss of your investment.

Risks Related to Our Business Activities

If we are not able to originate subprime hybrid/adjustable rate mortgage loans for our portfolio, our income and ability to make distributions to you may be reduced.

We intend to build a portfolio of subprime hybrid/adjustable rate mortgage loans that will, over time, be comprised primarily of mortgage loans that we originate. This source of mortgage loans is a key part of our strategy. During the six months ended December 31, 2004, approximately 77.5% of our mortgage loan originations, as measured by principal balance, were hybrid/adjustable rate loans of a type that were eligible to be included in our portfolio.

If we are not able to originate subprime hybrid/adjustable rate mortgage loans that meet our investment criteria in the volume we expect, the time required for, and the cost associated with, building our portfolio may be greater than expected, which could have an adverse effect on our results of operations and our ability to make distributions to you.

The delinquency rates in our portfolio may be higher than those prevailing in the mortgage banking industry due to the origination of lower credit grade mortgage loans, which may cause us losses and reduce our ability to make distributions to you.

Our principal market includes borrowers who have credit histories that may limit their access to credit. These borrowers typically have higher rates of delinquency and default. If the delinquency and defaults in the loans in our portfolio exceed our projections, our income and ability to make distributions to you will decrease.

We have a limited operating history with respect to our proposed portfolio strategy and limited experience operating a REIT, which limits your ability to evaluate a key component of our business strategy and our growth prospects and increases your investment risk.

Prior to our initial public offering in November 2004, we had no history managing a portfolio of mortgage-backed securities. In addition, we have limited experience operating a business in compliance with the highly technical and complex rules that are associated with maintaining REIT status. Our failure to invest in loans and securities meeting our investment criteria or our inability to maintain REIT status could diminish our returns and have an adverse effect on our ability to make distributions to you.

Our earnings from holding mortgage-backed securities may be harmed by changes in the level of interest rates, changes to the difference between short and longer term interest rates, changes to the difference between interest rates for mortgage-backed securities compared to other debt instruments, and an absence of or reduction in the availability, at favorable terms, of repurchase financing and other liquidity sources typically utilized by mortgage REITs.

A substantial portion of the net interest income generated by our securitized loans is based upon the difference between the interest earned on the mortgage loans held in our portfolio and the interest paid to holders of the mortgage-backed securities. The interest expense on the mortgage-backed securities is typically adjusted monthly relative to market interest rates. The interest expense of the mortgage-backed securities typically adjusts faster than the interest income of the mortgage loan and, therefore, our net interest income can be volatile in response to changes in interest rates. Also, the net interest income we receive from securitizations will likely decrease and our cash flow will be reduced if a significant number of our loans default or if a large number of our loans with interest rates that are high relative to the rest of our loans prepay faster than expected.

Generally, the terms of our securitizations require that a portion of the net interest income from the loans initially be used to pay down the principal balance of senior securities of a securitization trust to achieve over-collateralization. In addition, the application of the net interest income to the senior securities of a securitization trust depends on the performance of the related mortgage loans. Therefore, there may be material variations in the amount, if any, of the net interest income distributed to us from period to period, and there may be extended periods, including the initial periods after closing a securitization, when we receive no net interest income. Any variations in the rate or timing of receipt of distributions could have a material adverse effect on our business, financial condition, liquidity, and results of operations. To the extent we are unable to use interest income from our securitization portfolio to fund our current business operations, we will need to seek other sources for our financing needs.

We intend to leverage our REIT portfolio, which may adversely affect the return on our planned investments and may reduce cash available for distribution to you.

We leverage our REIT portfolio through borrowings, generally through the use of revolving warehouse and repurchase credit facilities, on-balance sheet securitizations, including the issuance of collateralized mortgage-backed debt securities. The amount of leverage we incur will vary depending on our ability to securitize loans in our REIT portfolio to obtain credit facilities and our lenders’ estimates of the value of our REIT portfolio’s cash flow.

Our debt service payments will reduce the net income available for distributions to you. We may not be able to meet our debt service obligations and, to the extent that we cannot, we risk the loss of some or all of our assets to foreclosure or sale to satisfy our debt obligations. We have a target overall leverage amount of 10 to 14 times our stockholders’ equity, but there is no limitation on our leverage ratio or on the aggregate amount of our borrowings.

Our business requires a significant amount of cash, and if it is not available, our business and financial performance will be significantly harmed.

We require substantial amounts of cash to fund our loan originations and to pay loan origination expenses. Holding our loans pending sale or securitization, we may also require cash, as our warehouse lines may not fund the entire principal balance of our loans. In addition, if our loans are financed past the permitted term under our warehouse lines, or if they decline in value, we will need cash to reduce our borrowing under the warehouse lines to the permitted level. We also need cash to satisfy our working capital, minimum REIT distribution requirements, financial covenants in our warehouse and repurchase facilities, and other needs. We finance the majority of the loans we make by borrowing from our warehouse and repurchase facilities and pledging the loans made as collateral. If the value of the loans we pledged as collateral declines, we will need cash to offset any decline in value. In addition, if our minimum distribution requirements to maintain our REIT status become large relative to our cash flow as a result of our income exceeding our cash flow, we could be forced to raise capital by borrowing on unfavorable terms to maintain our REIT status.

Additionally, as a REIT, we will be able to retain only a portion of our earnings as we are required each year to distribute to stockholders at least 90% of our REIT taxable income (determined without regard to the dividends paid deduction and by excluding any net capital gain). To the extent that we do not distribute 100% of our REIT taxable income, we will be taxed on any undistributed amounts. In addition, we cannot assure you that we will have access to funds to meet the distribution and other REIT qualification requirements. If we do not have access to the necessary funds, we may have to raise capital at inopportune times or borrow funds on unfavorable terms.

We may not have the ability to make distributions to you in the future.

All distributions are made at the discretion of our board of directors out of funds legally available therefor and depend on our earnings, our financial condition, maintenance of our REIT status and other factors that our board of directors may deem relevant from time to time.

To qualify as a REIT, we must distribute at least 90% of our REIT taxable income, excluding capital gains. From time to time, we may distribute more than 100% of our REIT taxable income, which would constitute a return of capital.

If we do not have enough cash available to meet the 90% REIT distribution requirements, we may seek other sources of cash with which to fund the dividend and we may be forced to:

•	sell assets in adverse market conditions;

•	borrow on unfavorable terms; or

•	distribute amounts that would otherwise be invested in future acquisitions, capital expenditures or repayment of debt.

If we are unable to leverage our equity to the extent we currently anticipate, the returns on our REIT portfolio could be diminished, which may limit our earnings and ability to pay dividends to you.

If we are limited in our ability to leverage our assets, the returns on our REIT portfolio may be harmed. A key element of our strategy is our intention to use leverage to increase the size of our portfolio in an attempt to enhance our returns. We intend to leverage our stockholders’ equity 10 to 14 times through the use of on-balance sheet securitizations.

Interest rate fluctuations may cause losses.

Our primary interest rate exposure relates to our mortgage loans, mortgage-backed securities and variable-rate debt, as well as the interest rate swaps and caps that we use for risk management purposes. Changes in interest rates may affect our net interest income, which is the difference between the interest income we earn on our interest-earning investments and the interest expense we incur in financing these investments. Changes in the level of interest rates also can affect our ability to originate or acquire mortgage loans or mortgage-backed securities, the value of our assets and our ability to realize gains from the sale of such assets. In a period of rising interest rates, our interest expense could increase while the interest we earn on our assets would not change as rapidly. This would adversely affect our profitability.

Our operating results depend in large part on differences between income received from our assets, net of credit losses and our financing costs. For any period during which our assets are not match-funded, the income from such assets will adjust more slowly to interest rate fluctuations than the cost of our borrowings. Consequently, changes in interest rates, particularly short-term interest rates, may significantly influence our net income. We anticipate that increases in interest rates will tend to decrease our net income. Interest rate fluctuations resulting in our interest expense exceeding our interest income would result in operating losses for us and may limit or eliminate our ability to make distributions to you.

Adverse changes in the securitization and whole loan market would hurt our financial performance.

To continue our mortgage loan origination and purchase operations, we must be able to sell our mortgage loans in the securitization markets and our taxable REIT subsidiary must be able to sell the loans it makes in the whole loan sale and securitization markets on at least a quarterly basis. We use the cash proceeds from these sales to pay down warehouse and repurchase facilities and make new mortgage loans. The value of the mortgage loans depends on a number of factors, including general economic conditions, interest rates and governmental regulations. In addition, we rely on institutional purchasers, such as investment banks, financial institutions and other mortgage lenders, to purchase bonds issued in securitization transactions and mortgage loans in the whole loan market. We cannot be sure that we can sell or securitize our mortgage loans on at least a quarterly basis. Adverse changes in the securitization and whole loan markets may affect our ability to securitize or sell our mortgage loans for acceptable prices within a reasonable period of time, which would hurt our earnings.

The use of securitizations with over-collateralization requirements may have a negative impact on our cash flow.

Our on-balance sheet securitizations restrict our cash flow if loan delinquencies or losses exceed certain levels. The terms of securitizations generally provide that, if certain delinquencies or losses exceed specified levels, the required level of over-collateralization may be increased or may be prevented from decreasing as would otherwise be permitted if losses or delinquencies did not exceed those levels. An increase in the level of over-collateralization required may restrict our ability to receive net interest income from a securitization transaction.

We are required to repurchase mortgage loans or indemnify investors if we breach representations and warranties, which would hurt our earnings.

We are required under agreements governing our securitization transactions and whole loan sales to repurchase or replace mortgage loans that do not conform to representations and warranties we make at the time of sale. In addition, we may be obligated, in certain whole loan sales, to buy back mortgage loans if the borrower defaults on the first few payments of principal and interest due after the loan is sold. Our repurchase obligations could hurt our earnings and have a material adverse effect on our financial position because we would likely take a loss on any repurchased loans.

We make a significant amount of our mortgage loans in California, Florida, New York and Texas, and our operations could be hurt by economic downturns or natural disasters in these states.

Like many of our competitors, our production is concentrated in certain states, namely California, Florida, Texas and New York, where we believe conditions in the mortgage markets are most favorable. During the six months ended December 31, 2004, we originated 31%, 20%, 7% and 7% of our mortgage loans in California, Florida, New York and Texas, respectively. At December 31, 2004, 28%, 18%, 6% and 8% of our servicing portfolio consisted of mortgage loans secured by real estate in California, Florida, New York and Texas, respectively. Declines in the economy generally or residential real estate markets in any of these states may reduce the demand for mortgage loans or increase losses in the event of foreclosure, either of which would hurt our earnings.

The occurrence of a natural disaster may cause a sudden decrease in the value of real estate in any of these states and would likely reduce the value of the properties collateralizing the mortgage loans we made. Historically, California has been vulnerable to earthquakes, erosion-caused mudslides and wildfires, and Florida and Texas have been vulnerable to tropical storms, hurricanes and tornadoes. Since such natural disasters are not typically covered by the standard hazard insurance policies maintained by borrowers, the borrowers have to pay for repairs due to such disasters. Uninsured borrowers may not repair the property or may stop paying their mortgage loans if the property is damaged. This would cause the number of foreclosures to increase and decrease our ability to recover losses on properties affected by the disasters.

Declining real estate values could harm our operations.

We believe the risks associated with our business will be more acute during periods of declining real estate values. Declining real estate values will likely reduce our level of new mortgage loan originations, since borrowers often use increases in the value of their existing home to support the refinancing of their existing mortgage loans or the purchase of new homes at higher levels of borrowings. Further, declining real estate values significantly increase the likelihood that we will incur increased payment delinquencies, foreclosures and losses on our loans in the event of default. Therefore, any sustained period of declining real estate values could adversely affect both our net interest income from loans in our portfolio as well as our ability to originate, sell and securitize loans, which would significantly harm our revenues, results of operations, financial condition, business prospects and our ability to make distributions to you.

Our business is subject to extensive federal and state regulation which may limit our ability to operate and could decrease our earnings.

Our operations are subject to extensive rules and regulations by federal, state and local governmental authorities. Federal and several state and local laws, rules and regulations have been adopted in recent years, or are under consideration, that are intended to eliminate certain lending practices, often referred to as “predatory” lending practices, that are considered to be abusive. These laws, rules and regulations impose certain limitations on points and fees charged by the lender or the annual percentage rate, or APR, of the loan, and may expose a lender to risks of litigation and regulatory sanction no matter how carefully a loan is underwritten. Many of these laws, rules and regulations also seek to impose liability for violations on purchasers of loans, regardless of whether a purchaser knew of or participated in the violation. Accordingly, the companies that buy our loans or provide financing for our loan originations generally will not purchase or finance any loans subject to these types of laws, rules and regulations.

The continued enactment of these laws, rules and regulations may prevent us from making certain loans and may cause us to reduce the APR or the points and fees on loans we make. In addition, the difficulty of managing the compliance risks presented by these laws, rules and regulations may decrease the availability of warehouse financing and the overall demand for subprime loans. These laws, rules and regulations have increased our cost of doing business as we have been required to develop systems and procedures to comply with these requirements. Our policy is to avoid originating loans that meet or exceed the APR or “points and fees” thresholds of these laws, rules and regulations. In addition, many of these state laws, rules and regulations are not applicable to the mortgage operations of banks or other financial institutions and, therefore, these institutions may have a competitive advantage over us.

Recently, the federal government created the national “Do Not Call Registry” which prohibits companies from telemarketing to those individuals who signed the registry. A significant part of our retail marketing consists of telemarketing, and the registry has reduced our ability to telemarket to retail customers which could reduce our retail loan production. In addition, a number of states have enacted similar laws restricting telemarketing sales which could further reduce our retail production.

Our failure to comply with the laws, rules and regulations discussed above can lead to liabilities and other burdens on us, including, but not limited to, civil and criminal liability (including the trebling of fines or damages under some laws in certain circumstances), administrative enforcement actions, an inability to renew our current warehouse financing facilities or secure alternate or additional warehouse facilities, the loss of state licenses or permits required for continued lending and servicing operations and legal defenses that adversely affect our ability to enforce loans, or give the borrower the right to rescind or cancel the loan transaction. Accordingly, if we are found to have failed to comply with these laws, rules and regulations, we could be subject to fines or damages that could materially adversely affect our business, financial condition and results of operations.

We are the subject of current investigations by governmental agencies and consumer groups, which could adversely affect our business and attract class action litigation against us.

On April 27, 2004, we received a civil investigative demand, or demand, from the Federal Trade Commission, or the FTC, that, although not alleging any wrongdoing, sought documents and data relating to our business and lending practices. The demand was issued pursuant to an April 8, 2004 resolution of the FTC authorizing non-public investigations of various unnamed subprime lenders and loan brokers to determine whether there have been violations of the federal Consumer Credit Protection Act and the Federal Trade Commission Act. We have cooperated and intend to continue to cooperate fully with the FTC in this investigation. Because the investigation is at an early stage, we cannot predict the outcome of the investigation and its effect, if any, on our business.

On September 7, 2004, we received a Civil Investigative Demand and Notice to Proceed from the Office of the Attorney General of Iowa, that, although not alleging any wrongdoing, sought documents and data relating to our business and lending practices in Iowa. We have cooperated and intend to continue to cooperate fully with the Office of the Attorney General of Iowa in this investigation. Because the investigation is at an early stage, we cannot predict the outcome of the investigation and its effect, if any on our business in Iowa, which approximated 0.2% of total mortgage loan production during the year ended December 31, 2004.

In the ordinary course of business, we are defendants in or parties to a variety of legal actions. Certain of such actions involve claims relating to our origination and collection efforts, alleged violations of employment laws, unfair trade practices, and other federal and state laws. In our opinion, the resolution of any of these pending incidental matters is not expected to have a material adverse effect on our consolidated financial position and results of operations.

Our failure to comply with the laws, rules and regulations governing mortgage lending can lead to liabilities and other burdens on us, including, but not limited to, civil and criminal liability (including the trebling of fines or damages under some laws in certain circumstances), administrative enforcement actions, an inability to renew our current warehouse financing facilities or secure alternate or additional warehouse facilities, or the loss of state licenses or permits required for continued lending and servicing operations. Regulatory fines and damage awards levied against other subprime lenders in several recent highly publicized cases have been significant and in certain circumstances severe. Accordingly, if we are found to have failed to comply with these laws, rules and regulations, we could be subject to fines or damages that could materially adversely affect our business, financial condition and results of operations.

We may be subject to fines or other penalties based upon the conduct of our independent brokers.

The mortgage brokers from whom we obtain loans are subject to parallel and separate legal obligations. While these laws may not explicitly hold the originating lenders responsible for the legal violations of mortgage brokers, increasingly federal and state agencies have sought to impose liability on parties that take assignments of such loans. Recently, for example, the FTC entered into a settlement agreement with a mortgage lender where the FTC characterized a broker that had placed all of its loan production with a single lender as the “agent” of the lender. The FTC imposed a fine on the lender in part because, as “principal,” the lender was legally responsible for the mortgage broker’s unfair and deceptive acts and practices. The United States Department of Justice in the past has sought to hold a subprime mortgage lender responsible for the pricing practices of its mortgage brokers, alleging that the mortgage lender was directly responsible for the total fees and charges paid by the borrower under the Fair Housing Act even if the lender neither dictated what the mortgage broker could charge nor kept the money for its own account. Accordingly, although we have not incurred any such fines or penalties, we may be subject to fines or other penalties based upon the conduct of our independent mortgage brokers.

Many of our competitors in the mortgage banking market are larger and have greater financial resources than we do, which may make it difficult for us to compete successfully.

We face intense competition in the business of originating, purchasing and selling mortgage loans. Many of our competitors are substantially larger and have considerably greater financial resources and lower costs of capital than we do. In the future, we may also face increased competition from government-sponsored entities, such as Fannie Mae and Freddie Mac. These government-sponsored entities may enter the subprime mortgage market and target potential customers in our highest credit grades, who constitute a significant portion of our customer base. Additional competition may lower the rates we can charge borrowers and increase the cost to purchase mortgage loans, which would decrease our earnings on the sale or securitization of these loans. Increased competition may also reduce the volume of our mortgage loan originations and mortgage loan sales and increase the demand for our experienced personnel and the potential that such personnel will leave for competitors.

A downturn in the residential mortgage origination business, which is a cyclical industry, may harm our operations.

The mortgage origination business has historically been a cyclical industry, enjoying periods of strong growth and profitability followed by periods of shrinking volumes and industry-wide losses. The residential mortgage industry experienced rapid growth over the past three years due to declining interest rates. The Mortgage Bankers Association of America has predicted that residential mortgage originations will decrease in 2005 due to rising interest rates. During periods of rising interest rates, refinancing originations decrease, as higher interest rates provide reduced economic incentives for borrowers to refinance their existing mortgages. We expect this to result in a decreased volume of originations in the foreseeable future. Due to stable and decreasing interest rates over recent years, our historical performance may not be indicative of results in a rising interest rate environment, and our results of operations may be materially adversely affected if interest rates rise.

In a declining interest rate environment, loan prepayment rates may increase, adversely affecting yields on our planned investments.

The value of the assets we plan to acquire may be affected by prepayment rates on mortgage loans. Prepayment rates on mortgage loans are influenced by changes in current interest rates and a variety of economic, geographic and other factors beyond our control, and consequently, such prepayment rates cannot be predicted with certainty. In periods of declining mortgage loan interest rates, prepayments on mortgage loans generally increase and the proceeds of such prepayments are likely to be reinvested by us in assets with lower yields than the yields on the assets that were prepaid. In addition, the market value of any mortgage assets may, because of the risk of prepayment, benefit less than other fixed-income securities from declining interest rates. Under certain interest rate and prepayment scenarios we may fail to recoup fully our cost of acquisition of certain investments.

The mortgage loans we may invest in are subject to risks of delinquency, foreclosure and loss, which could result in losses to us.

Residential mortgage loans are secured by residential properties and are subject to risks of delinquency and foreclosure, and risks of loss. The ability of a borrower to repay a loan secured by residential property typically depends primarily upon the income or assets of the borrower. In addition, the ability of the borrower to repay their mortgage loan may be affected by, among other things: property location and condition, competition and demand for comparable properties, changes in zoning laws for the property or its surrounding area, environmental contamination at the property, the occurrence of any uninsured casualty at the property, changes in national, regional or local economic conditions, declines in regional or local real estate values, increases in interest rates, real estate tax rates, changes in governmental rules, regulations and fiscal policies, including environmental legislation, terrorism, social unrest and civil disturbances.

If there is a default under a mortgage loan held directly by us, we will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral that we can realize upon foreclosure and sale and the principal and accrued interest of the mortgage loan. This could have a material adverse effect on our cash flow from operations and could also limit the amount we have available to distribute to you. If a mortgage loan borrower has a bankruptcy, that borrower’s mortgage loan will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court). In addition, the lien securing the mortgage loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law. Foreclosure of a mortgage loan can be an expensive and lengthy process that can have a substantial negative effect on our originally anticipated return on the foreclosed mortgage loan.

The terms of our warehouse credit facilities and reverse repurchase agreements may restrict our ability to pay dividends in situations where we are not currently in compliance with certain financial and other covenants.

The terms of our warehouse credit facilities and reverse repurchase agreements contain a number of restrictive financial and other covenants that, among other things, require us to maintain minimum levels of net income, liquidity and stockholders’ equity and place limits on our maximum leverage ratios, as well as to comply with applicable regulatory and other requirements. These facilities and agreements may restrict our ability to pay any dividends to you if we are not in compliance with the covenants.

We may change our investment strategy without your consent, which may result in our investing in riskier investments than our currently planned investments.

We may change our investment strategy at any time without the consent of our stockholders, which could result in our making investments that are different from, and possibly riskier than, the investments described in this prospectus. A change in our investment strategy may increase our exposure to, among other things, credit risk, interest rate risk and real estate market fluctuations.

Our hedging transactions may limit our gains or result in losses.

We use derivatives, primarily interest rate swaps and caps, to hedge our liabilities and this has certain risks, including the risk that losses on a hedging transaction will reduce the amount of cash available for distribution to you and that such losses may exceed the amount invested in such instruments. Our board of directors has adopted a general policy regarding the use of derivatives, which generally allows us to use derivatives when we deem appropriate for risk management purposes. To the extent consistent with maintaining our status as a REIT, we may use derivatives, including interest rate swaps and caps, options, term repurchase contracts, forward contracts and futures contracts, in our risk management strategy to limit the effects of changes in interest rates on our operations. However, a hedge may not be effective in eliminating the risks inherent in any particular position. Our profitability may be adversely affected during any period as a result of the use of derivatives in a hedging transaction.

An interruption in service or breach in security of our information systems could impair our ability to originate loans on a timely basis and may result in lost business.

We rely heavily upon communications and information systems to conduct our business. Any failure or interruption in service or breach in security of our information systems or the third-party information systems on which we rely could cause underwriting or other delays and could result in fewer loan applications being received and processed and reduced efficiency in loan servicing. Any such failure, interruption or compromise of our systems or security measures could affect our flow of business and harm our reputation. We cannot assure you that no material failures or interruptions will occur or, if they do occur, that we or the third parties on whom we rely will adequately address them. The occurrence of any failures or interruptions could significantly harm our business.

Failure to maintain our Investment Company Act exemption may harm our operations and our market price.

We strive to conduct our operations so as not to become regulated as an investment company under the Investment Company Act of 1940, as amended. We believe that there are a number of exemptions under the Investment Company Act that may be applicable to us. To maintain our exemption, the assets that we may acquire will be limited by the provisions of the Investment Company Act and the rules and regulations promulgated under the Investment Company Act. In addition, we could, among other things, be required either to change the manner in which we conduct our operations to avoid being required to register as an investment company or to register as an investment company, either of which could have an adverse effect on our operations and the market price of our common stock.

Risks Related to Our Organization and Structure

Our charter contains ownership limits and restrictions on transferability of our stock which may inhibit potential acquisition bids and limit the market price of our stock.

To maintain our status as a REIT, no more than 50% of the value of our outstanding shares, including any outstanding preferred shares, after taking into account options to acquire shares, may be owned, actually or constructively, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities), and the shares must be beneficially owned by 100 or more persons (which generally refers to entities as well as individuals) during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year, other than the first year. To assist us in satisfying these requirements, our charter generally prohibits, subject to specific waivers or exceptions approved by our board of directors, any person from actually or constructively owning more than 9.8% (in value or number, whichever is more restrictive) of our outstanding common stock or more than 9.8% of the value of our outstanding stock. Based on certain representations and covenants we received from Specialty Finance Partners, our board of directors waived the ownership limits for Specialty Finance Partners and its direct and indirect owners solely with respect to (a) stock received by Specialty Finance Partners in the REIT reorganization and (b) stock held or beneficially owned by Specialty Finance Partners thereafter as a result of (i) the exercise of its rights pursuant to an award of options, restricted stock or restricted stock units granted by the board of directors, or a committee thereof, to certain of our directors affiliated with Specialty Finance Partners under any incentive stock or option plan approved by the board of directors or our stockholders or (ii) receipt of stock or options to acquire stock pursuant to such an incentive plan. However, when an individual or entity acquires or owns our stock both indirectly through a direct or indirect ownership interest in Specialty Finance Partners and also by another means (e.g., through a direct investment in our stock), then the individual’s or entity’s ownership of our stock will be subject to the 9.8% ownership limits in the charter, which would also take into account the amount of our common stock held by Specialty Finance Partners attributed to the individual or entity. The constructive ownership rules are complex and may cause shares of our stock owned directly or constructively by a group of related individuals or entities to be constructively owned by one individual or entity. These restrictions may:

•	discourage a tender offer or other transactions or a change in management or control that might involve a premium price for our shares or otherwise be in the best interests of our stockholders; or

•	cause shares acquired by a person in excess of the 9.8% ownership limit to be automatically transferred to a trust and, as a result, such person would not obtain any benefits of owning the additional shares.

Our charter permits our board of directors to issue additional stock with terms that may discourage a third party from acquiring us in a transaction that might otherwise have involved a premium over the then-prevailing price of our stock.

Our charter authorizes us to issue additional authorized but unissued shares of common stock or preferred stock and our board, without any action by our stockholders, may amend our charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class we have the authority to issue. In addition, our board of directors may classify or reclassify any unissued shares of common stock or preferred stock and may set the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, or terms or conditions of redemption as determined by our board. Thus, our board could authorize the issuance of common stock or preferred stock with terms and conditions that could have the effect of discouraging a takeover or other transaction in which holders of some or a majority of our shares might receive a premium for their shares over the then-prevailing market price of our shares.

Our charter prohibits certain entities from owning our shares which might reduce the demand for our shares by limiting the potential purchasers of our shares.

Although the law on the matter is unclear, if a REIT owns an interest in a taxable mortgage pool and certain types of entities are stockholders of the REIT, a tax might be imposed on the REIT. To prevent us from being subject to this tax in that event, our charter prohibits our shares from being held directly by the entities that might cause this tax to be imposed on us. These entities include: the United States, any State or political subdivision thereof, any foreign government, any international organization, any agency or instrumentality of any of the foregoing, any other tax-exempt organization, other than a farmer’s cooperative described in section 521 of the Internal Revenue Code, that is both exempt from income taxation and exempt from taxation under the unrelated business taxable income provisions of the Internal Revenue Code, and any rural electrical or telephone cooperative.

Provisions of Maryland law may limit the ability of an unsolicited third party to acquire control of our company in a transaction that might otherwise have involved a premium over the then prevailing price of our stock.

Certain provisions of the Maryland General Corporation Law, or the MGCL, may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change of control under circumstances that otherwise could provide our stockholders with the opportunity to realize a premium over the then-prevailing market price of such shares, including:

•	“business combination” provisions that, subject to limitations, prohibit certain business combinations between us and an “interested stockholder” (defined generally as any person who beneficially owns 10% or more of the voting power of our shares or an affiliate thereof) for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter imposes special super majority stockholder voting requirements on these combinations;

•	“control share” provisions that provide that “control shares” of our company (defined as shares which, when aggregated with other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of “control shares”) have no voting rights except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares; and

•	“unsolicited takeover” provisions of Maryland law that permit our board of directors, without stockholder approval, to implement possible takeover defenses, such as a classified board or two-thirds vote requirement for removal of directors.

We have opted out of the control share provisions of the MGCL pursuant to a provision in our bylaws. However, we may, by amendment to our bylaws, become subject to the control share provisions of the MGCL in the future. We have also, by resolution of our board, excluded any business combination with us from the business combination provisions of the MGCL. There can be no assurance that this provision will not be amended or eliminated at any time in the future. There can also be no assurance that our board of directors will not implement “unsolicited takeover” provisions in the future.

Provisions of our charter and bylaws may limit the ability of a third party to acquire control of our company in a transaction that might otherwise have involved a premium over the then-prevailing price of our stock.

Our charter permits the removal of a director only upon cause and the affirmative vote of a majority of the votes entitled to be cast generally in the election of directors and provides that vacancies may be filled only by a majority of the remaining directors. Our bylaws require advance notice of a stockholder’s intention to nominate directors or present business for consideration by stockholders at an annual meeting of our stockholders. Our charter and bylaws also contain other provisions that may delay, defer, or prevent a transaction or change in control that involves a premium price for our common stock or that for other reasons may be desired by our stockholders.

Tax Risks

If we fail to remain qualified as a REIT, our distributions will not be deductible by us, and our income will be subject to taxation, reducing our earnings available for distributions.

We are qualified as a REIT under the Internal Revenue Code. The requirements for this qualification, however, are highly technical and complex and even a technical or inadvertent mistake could jeopardize our REIT status. If we fail to meet these requirements, our distributions will not be deductible to us, and we will have to pay a corporate level tax on our income. This would substantially reduce our earnings, our cash available to pay distributions and your yield on your investment in our shares. In addition, such a tax liability might cause us to borrow funds, liquidate some of our investments or take other steps which could negatively affect our operating results. Moreover, if our REIT status is terminated because of our failure to meet a technical REIT requirement or if we voluntarily revoke our election, we would generally be disqualified from electing treatment as a REIT for the four taxable years following the year in which REIT status is lost. As a result, the amount of funds available for distribution to our stockholders would be reduced for the year or years involved.

We may be unable to comply with the strict income distribution requirements applicable to REITs, or compliance with such requirements could adversely affect our financial condition.

To obtain the favorable treatment associated with qualifying as a REIT, we must distribute to our stockholders with respect to each year at least 90% of our net taxable income excluding capital gains. In addition, we are subject to a tax on the undistributed portion of our income at regular corporate rates and also may be subject to a non-deductible 4% excise tax on the amount by which certain distributions considered as paid by us with respect to any calendar year are less than the sum of: (1) 85% of our ordinary income for the calendar year, (2) 95% of our capital gains net income for the calendar year, other than capital gains we elect to retain and pay tax on, and (3) 100% of undistributed taxable income from prior periods. We could be required to borrow funds on a short-term basis to meet the distribution requirements that are necessary to achieve the tax benefits associated with qualifying as a REIT, even if conditions are not favorable for borrowing.

Recent change in taxation of corporate dividends may adversely affect the value of our shares.

The Jobs and Growth Tax Relief Reconciliation Act of 2003 that was enacted into law on May 28, 2003, among other things, generally reduces to 15% the maximum marginal rate of tax payable by individuals on dividends received from a regular C corporation. This reduced tax rate, however, will not apply to dividends paid to most domestic non-corporate taxpayers by a REIT on its stock except for certain limited amounts. While the earnings of a REIT that are distributed to its stockholders are still generally subject to less U.S. federal income taxation than earnings of a non-REIT C corporation which are distributed to its stockholders net of corporate-level income tax, this legislation could cause domestic non-corporate investors to view the stock of regular C corporations as more attractive relative to the stock of a REIT than was the case prior to the enactment of the legislation, because the dividends from regular C corporations would generally be taxed at a lower rate while dividends from REITs will generally be taxed at the same rate as the domestic non-corporate taxpayer’s other ordinary income. We cannot predict what effect, if any, the enactment of this legislation may have on the value of the stock of REITs in general or on our common stock in particular, either in terms of price or relative to other investments.

To comply with the REIT income and asset tests, we may have to acquire qualifying real estate assets that are not part of our overall business strategy and that might not be the best alternative.

As a REIT, 75% of the value of our total assets must consist of specified real estate related assets and certain other specified types of investments, and 75% of our gross income must be earned from specified real estate related sources and certain other specified types of income. If the value of the real estate securing each of our loans, determined at the date the loans are acquired (and possibly certain other times), is less than the highest outstanding balance of the loan for a particular taxable year, then a portion of that loan will not be a qualifying real estate asset and a portion of the interest income will not be qualifying real estate income. Accordingly, to determine which of our loans constitute qualifying assets for purposes of the REIT asset tests and the extent to which the interest earned on our loans constitute qualifying income for purposes of the REIT income tests, we must determine the value of the real estate at the time we acquire each loan and possibly certain other times. There can be no assurance that the IRS will not disagree with our determinations and assert that a lower value is applicable, which could negatively impact our ability to qualify as a REIT. These considerations also might restrict the types of loans that we can make in the future. In addition, we may have to acquire other assets that qualify as real estate (for example, interests in other mortgage loan portfolios or mortgage-backed securities) that are not part of our overall business strategy and might not otherwise be the best investment alternative for us.

The tax on prohibited transactions will limit our ability to engage in transactions, including certain methods of securitizing loans, that would be treated as sales for U.S. federal income tax purposes.

A REIT’s net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, but including mortgage loans, held primarily for sale to customers in the ordinary course of business. We might be subject to this tax if we were to sell or securitize loans in a manner that was treated as a sale of the loans for federal income tax purposes. Therefore, in order to avoid the 100% prohibited transactions tax, we may choose not to engage in certain sales of loans and not to securitize loans in a manner that would be treated as a sale of the loans for federal income tax purposes (except for sales of loans made by our taxable REIT subsidiary), even though such sales or securitization transactions might otherwise be beneficial for us.

The REIT qualification rules impose limitations on the types of investments and activities that we may undertake which may preclude us from pursuing the most economically beneficial investment alternatives.

In order to qualify as a REIT, we must satisfy certain income and asset tests, which require that a certain specified percentage of our income and assets be comprised of certain types of income and assets. Satisfying these requirements might limit our ability to undertake investments and activities that would otherwise be beneficial to us. For example, from time to time, we enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. To the extent that we enter into an interest rate swap or cap contract, option, futures contract, forward rate agreement, or any similar financial instrument to hedge our indebtedness incurred or to be incurred to acquire mortgage loans, any periodic income or gain from the disposition of that contract attributable to the carrying or acquisition of the real estate assets should be disregarded—that is, treated as neither qualifying nor non-qualifying income—for purposes of the 95% gross income test, but should not be treated as qualifying income for purposes of the 75% gross income test. To the extent that we hedge with other types of financial instruments or for other purposes, or to the extent that a portion of our mortgage loans is not secured by real estate assets or in other situations, the income from those transactions is not likely to be treated as qualifying income for purposes of either of the gross income tests. Although we intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT, we may choose not to engage in certain hedging transactions of the type we have undertaken in the past (except through our taxable REIT subsidiaries), even though such transactions might otherwise be beneficial for us.

The “taxable mortgage pool” rules may limit the manner in which we effect future securitizations and limit our returns on these transactions, making them less profitable.

There is a significant likelihood that our future securitizations would be considered to result in the creation of taxable mortgage pools. As a REIT, so long as we own 100% of the equity interests in the taxable mortgage pool, we would not be adversely affected by the characterization of our securitizations as taxable mortgage pools (assuming that we do not have any stockholders who might cause a corporate income tax to be imposed upon us by reason of our owning a taxable mortgage pool). We would be precluded, however, from selling to outside investors equity interests in our securitizations, as we have done in the past, or from selling any debt securities issued in connection with the securitization that might be considered to be equity interests for tax purposes. These limitations will preclude us from engaging in the types of sales that we have used with respect to our prior securitizations to maximize our returns from securitization transactions.

We may be required to allocate “excess inclusion income” to our stockholders, which could result in adverse tax consequences for our stockholders.

Our future securitization transactions likely will result in the creation of taxable mortgage pools, with the result that a portion of our income from that arrangement could be treated as “excess inclusion income.” Excess inclusion income is an amount, with respect to any calendar quarter, equal to the excess, if any, of (a) income allocable to the holder of a residual interest in a REMIC or, under Treasury regulations that have not been issued, an equity interest in a taxable mortgage pool over (b) the sum of an amount for each day in the calendar quarter equal to the product of (i) the adjusted issue price of such interests at the beginning of the quarter multiplied by (ii) 120% of the long-term Federal rate (determined on the basis of compounding at the close of each calendar quarter and properly adjusted for the length of such quarter). Excess inclusion income would be allocated among our stockholders. A stockholder’s share of excess inclusion income (i) would not be allowed to be offset by any net operating losses otherwise available to the stockholder, (ii) would be subject to tax as unrelated business taxable income in the hands of most types of stockholders that are otherwise generally exempt from federal income tax, and (iii) would result in the application of U.S. federal income tax withholding at the maximum rate (30%), without reduction for any otherwise applicable income tax treaty, to the extent allocable to most types of foreign stockholders.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of our common stock by the selling stockholders.

SELLING STOCKHOLDERS

The following table sets forth information as of April 18, 2005 about the selling stockholders’ beneficial ownership of our common stock. The number of shares in the column “Number of Shares Offered” represents all of the shares of our common stock that the selling stockholders may offer pursuant to this prospectus. The number of shares in the column “Shares Beneficially Owned After This Offering” assumes that the selling stockholders sell all of their shares offered by this prospectus. The selling stockholders may sell some, all, or none of their shares of our common stock. We do not know how long the selling stockholders will hold the shares before selling them, and we currently have no agreements, arrangements or understandings with the selling stockholders about their sales of shares of our common stock. Except as described below, the selling stockholders have had no material relationships with us or any of our predecessors or affiliates in the past three years. The information in the table is current only as of the date of this prospectus.

In the following table, we have determined the number and percentage of shares beneficially owned in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and this information does not necessarily indicate beneficial ownership for any other purpose. Applicable percentages are based on 61,421,757 shares of our common stock outstanding as of April 18, 2005.

Name	Shares Beneficially Owned Prior to Offering		Number of Shares Offered	Shares Beneficially Owned After Offering
	Number	Percent		Number	Percent
Specialty Finance Partners	13,932,970	22.7%	13,932,970	—	—
Capital Z Management LLC	115,072	0.2%	115,072	—	—
Friedman, Billings, Ramsey Group, Inc.	5,609,100	9.1%	5,000,000	609,100	*

*	Less than 1%

Specialty Finance Partners

In the reorganization undertaken in connection with our initial public offering, Specialty Finance Partners received 13,932,970 shares of our common stock and approximately $118,430,274 in cash in exchange for their ownership interest in Aames Financial. Before giving effect to the merger and initial public offering, Specialty Finance Partners’ ownership in Aames Financial was as follows: 26,704,000 shares of Series B convertible preferred stock (each share of Series B convertible preferred stock was convertible into 0.20 of a share of Aames Financial common stock) 18,827,346 shares of Series C convertible preferred stock (each share of Series C convertible preferred stock was convertible into one share of Aames Financial common stock) and 58,823,529 shares of Series D preferred stock (each share of Series D convertible preferred stock was convertible into one share of Aames Financial common stock). Specialty Finance Partners also owned a warrant to purchase five million shares of Series D preferred stock exercisable at $0.85 per share. Prior to the reorganization, Specialty Finance Partners had the right to elect four directors and nominate one additional director to the Aames Financial Board, which had a total of nine directors.

In connection with the reorganization and initial public offering, Specialty Finance Partners and Capital Z Management entered into a registration rights and governance agreement with us under which Specialty Finance Partners and Capital Z Management received certain rights in connection with future registration of their Aames Investment common stock for public sale. In addition, Specialty Finance Partners and Capital Z Management, collectively, have the right to designate two nominees to our Board of Directors, and we have agreed to support their nomination for election and to use our best efforts to cause them to be elected, for so long as Specialty Finance Partners and Capital Z Management, collectively, own at least 12.5% of our outstanding shares. If Specialty Finance Partners and Capital Z Management, collectively, own less than 12.5%, but at least 5%, of our outstanding shares, they will have the right to nominate one member to the Board.

On September 30, 2004, Specialty Finance Partners received a dividend of $2.8 million for the quarter ended September 30, 2004. On November 1, 2004, Aames Financial declared a dividend payable on November 5, 2004, to preferred stockholders of record on October 28, 2004, of which Specialty Finance Partners received $1.1 million on November 5, 2004.

On June 30, 2003, Aames Financial extended its Management Advisory Services Agreement with Equifin Capital Management, an affiliate of Specialty Finance Partners, pursuant to which Aames Financial was obligated to pay to Equifin Capital Management a quarterly management advisory fee of $250,000 through the earlier of February 10, 2009 or when the Aames Financial and Equifin Capital Management mutually agreed to terminate the agreement. This agreement was terminated immediately prior to and in connection with our reorganization upon a mutually agreed payment of $978,274 by Aames Financial to Equifin Capital Management. This payment represented the present value of one year’s worth of payments under the agreement discounted back to June 30, 2004. Mr. Sadeghi, a director of Aames Investment and former director of Aames Financial, owns Equifin Capital Management.

During the fiscal year ended June 30, 2004, Specialty Finance Partners received an aggregate of $62.5 million of dividends on its holdings of Aames Financial’s Series B, C and D convertible preferred stock. Of the $62.5 million, $54.1 million, $2.8 million, $2.8 million and $2.8 million was remitted by Aames Financial on December 23, 2003, December 31, 2003, March 31, 2004 and June 30, 2004, respectively. The dividends received by Specialty Finance on December 23, 2003 represented dividends accrued on Special Finance Partner’s holdings of Series B, C and D convertible preferred stock over the period from April 1, 1999 to September 30, 2003.

On June 26, 2003, Capital Z Financial Services Fund II, L.P., an affiliate of Specialty Finance Partners, provided a limited guaranty to Greenwich Capital Financial Products Inc., pursuant to Aames Financial’s $74.1 million loan facility under a Loan and Security Agreement with Greenwich Capital Financial Products Inc., dated as of May 29, 2003. In November 2003, upon a paydown by Aames Financial of the amounts owed under this facility, the limited guaranty by Capital Z Financial Services Fund II was extinguished.

On April 26, 2002, Specialty Finance Partners purchased from an independent third party $41.6 million aggregate principal amount of Aames Financial’s outstanding 2006 Debentures. On May 15, 2002, Aames Financial commenced an exchange offer to exchange outstanding 2006 Debentures for newly issued 2012 Debentures. On December 13, 2002, Specialty Finance Partners tendered the 2006 Debentures in Aames Financial’s exchange offer and received $41.6 million aggregate principal amount of 2012 Debentures. On December 23, 2002, Aames Financial redeemed 40% of the principal amount of the outstanding 2012 Debentures at par plus accrued interest, pursuant to a sinking fund payment. Specialty Finance Partners received $16.7 million (representing $16.6 million principal redeemed and $0.03 million in interest) pursuant to this sinking fund payment. On December 31, 2002, Specialty Finance Partners forgave the remaining $24.9 million principal amount of 2012 Debentures that Specialty Finance Partners owned.

On August 31, 2000, Aames Financial entered into a Residual Forward Sale Facility, or Residual Facility, with Capital Z Investments, L.P., a Bermuda partnership, or CZI, an affiliate of Specialty Finance Partners. Pursuant to the terms of the Residual Facility, Aames Financial could have sold up to $75.0 million of its residual interests for cash in securitizations through the earliest of March 31, 2003, the full utilization of the Residual Facility, or a termination event, as defined in the Residual Facility. In connection with obtaining the Residual Facility, Aames Financial incurred and capitalized $3.3 million of costs, of which $3.0 million related to a facility fee paid to CZI. The capitalized costs were amortized to gain on sale of loans based upon the ratio of the dollar amount of the residual interests sold to CZI under the Residual Facility to the total Residual Facility amount.

The relationship between Specialty Finance Partners and these affiliated entities is as follows: Capital Z Management has a management contract with each of Capital Z Financial Services Fund II, LP (“CZFSF II”), Capital Z Financial Services Private Fund II, LP (“CZFSPF II”) and CZI. CZFSF II is a managing partner, and CZFSPF II is a partner, of Specialty Finance Partners. Several of the owners, officers and directors of the general partner of each of CZFSF II and CZFSPF II are also owners, officers and directors of the general partner of CZI and Capital Z Management. Robert Spass is the Chairman of the Board of Directors and a Partner of Capital Z Management. Mr. Spass is also the Chairman of the Board of Directors of the ultimate general partner of CZFSF II and CZI. Mr. Spass is a director of Aames Investment and a former director of Aames Financial. Equifin Capital Partners Limited is the third partner of Specialty Finance Partners. Equifin Capital Partners Limited is owned by Mani Sadeghi, Joseph Tomei and Daniel Lieber, who are employees of Equifin Capital Management. Mr. Sadeghi is a director of Aames Investment and a former director of Aames Financial. Messrs. Tomei and Lieber are former directors of Aames Financial.

Capital Z Management LLC

In the reorganization undertaken in connection with our initial public offering, Capital Z Management, an affiliate of Specialty Finance Partners, received 53,586 shares of Aames Investment common stock, 61,486 Aames Investment restricted common stock units and approximately $445,481 in cash in exchange for its ownership interest in Aames Financial. Capital Z Management received these shares and units pursuant to options it had to purchase 950,000 million shares of Aames Financial common stock at exercise prices between $0.73 and $1.57.

In connection with the reorganization and initial public offering, Capital Z Management, together with Specialty Finance Partners, entered into a registration rights and governance agreement in which Capital Z Management received certain rights. Please refer to section “Selling Stockholders—Specialty Finance Partners” for a discussion of these rights.

Friedman, Billings, Ramsey Group, Inc.

Concurrent with the closing of our initial public offering Friedman, Billings Ramsey Group, Inc, an affiliate of Friedman, Billings, Ramsey & Co., Inc. our sole book-running manager, purchased 5.0 million shares of our common stock at $8.50 per share, less a discount equal to the underwriting discount in the initial public offering. Those shares were not registered in the offering. In connection with the private placement, we entered into a registration rights agreement which provided Friedman, Billings, Ramsey Group, Inc. with registration rights relating to the shares it purchased in the private placement.

PLAN OF DISTRIBUTION

We will not receive any proceeds from the sale of the shares of our common stock covered by this prospectus. The shares of our common stock are being offered on behalf of the selling stockholders. The shares of our common stock may be sold or distributed from time to time by the selling stockholders, or by pledgees, donees or transferees of, or other successors in interest to, the selling stockholders, directly to one or more purchasers (including pledges) or through brokers, dealers or underwriters who may act solely as agents or who may acquire shares as principals, at market prices prevailing at the time of sale, at prices related to those prevailing market prices, at negotiated prices, or at fixed prices, which may be changed.

The sale of our shares of our common stock may be effected in one or more of the following methods:

•	on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale, including the New York Stock Exchange;

•	in the over-the-counter market;

•	in transactions otherwise than on exchanges or services in the over-the-counter market;

•	through writing options, whether the options are listed on an option exchange or otherwise; or

•	through the settlement of short sales.

In addition, any shares that qualify for sale under Rule 144 of the Securities Act of 1933 may be sold under Rule 144 rather than under this prospectus.

These transactions may include crosses or block transactions. Crosses are transactions in which the same broker acts as agent on both sides of the trade. Block transactions are generally those that involve 10,000 or more shares of stock.

In addition, the selling stockholders or their successors in interest may enter into hedging transactions with broker-dealers who may engage in short sales of shares of our common stock in the course of hedging the positions they assume with a selling stockholder. The selling stockholder or its successors in interest may also enter into option or other transactions with broker-dealers that require the delivery by those broker-dealers of the shares of our common stock, which shares may be resold thereafter under this prospectus.

Brokers, dealers, underwriters or agents participating in the distribution of the shares of our common stock as agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholders or purchasers of the shares of our common stock for whom the broker-dealers act as agent or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer may be less than or in excess of customary commissions).

The selling stockholders and broker-dealers who act in connection with the sale of shares of our common stock hereunder may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions they receive and proceeds of any sale of shares or our common stock may be deemed to be underwriting discounts and commissions under the Securities Act. Neither we, nor the selling stockholders, can presently estimate the amount of such compensation. We know of no existing arrangements between the selling stockholders, any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares of our common stock.

We will bear all costs, expenses and fees in connection with the registration of the shares. The selling stockholders will bear all commissions and discounts, if any, attributable to the sales of the shares. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against specific liabilities, including liabilities arising under the Securities Act. We have agreed to maintain the effectiveness of this registration statement until the date on which all of the shares held by the the selling stockholders may be freely sold without restrictions under the Securities Act. The selling stockholder may sell all, some or none of the shares offered by this prospectus.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion describes the material federal income tax considerations relating to our taxation as a REIT, and the ownership and disposition of our common stock. Because this is a summary that is intended to address only federal income tax considerations relating to the ownership and disposition of our common stock, it may not contain all the information that may be important to you. As you review this discussion, you should keep in mind that:

•	the tax considerations for you may vary depending on your particular tax situation;

•	special rules that are not discussed below may apply to you if, for example, you are:

•	a tax-exempt organization,

•	a broker-dealer,

•	a Non-U.S. Holder (as defined below),

•	a trust, estate, regulated investment company, real estate investment trust, financial institution, insurance company or S corporation,

•	subject to the alternative minimum tax provisions of the Internal Revenue Code,

•	holding the shares as part of a hedge, straddle, conversion or other risk-reduction or constructive sale transaction,

•	holding the shares through a partnership or similar pass-through entity,

•	a person with a “functional currency” other than the U.S. dollar,

•	beneficially or constructively holding 10% or more (by vote or value) of our stock,

•	a U.S. expatriate, or

•	otherwise subject to special tax treatment under the Code;

•	this summary does not address state, local or non-U.S. tax considerations;

•	this summary deals only with investors that hold the shares as a “capital asset,” within the meaning of Section 1221 of the Internal Revenue Code; and

•	this discussion is not intended to be, and should not be construed as, tax advice.

Mayer, Brown, Rowe & Maw LLP has rendered an opinion that this section, to the extent that it describes applicable U.S. federal income tax law, is correct in all material respects. You should be aware that the opinion is based on current law and is not binding on the Internal Revenue Service, or IRS, or any court. The IRS may challenge Mayer, Brown, Rowe & Maw LLP’s opinion, and such a challenge could be successful. You are urged both to review the following discussion and to consult with your own tax advisor to determine the effect of ownership and disposition of our shares on your individual tax situation, including any state, local or non-U.S. tax consequences.

The information in this section is based on the Internal Revenue Code, current, temporary and proposed regulations, the legislative history of the Internal Revenue Code, current administrative interpretations and practices of the IRS, and court decisions. The reference to IRS interpretations and practices includes IRS practices and policies as endorsed in private letter rulings, which are not binding on the IRS except with respect to the taxpayer that receives the ruling. In each case, these sources are relied upon as they exist on the date of this registration statement. Future legislation, regulations, administrative interpretations and court decisions could change current law or adversely affect existing interpretations of current law. Any change could apply retroactively. We have not received any rulings from the IRS concerning our qualification as a REIT. Accordingly, even if there is no change in the applicable law, no assurance can be provided that the statements made in the following discussion, which do not bind the IRS or the courts, will not be challenged by the IRS or will be sustained by a court if so challenged.

Each prospective investor is advised to consult with his or her own tax advisor to determine the impact of his or her personal tax situation on the anticipated tax consequences of the ownership and sale of our common stock. This includes the federal, state, local, foreign and other tax consequences of the ownership and sale of our common stock and the potential changes in applicable tax laws.

Our Taxation as a REIT

General

We will elect to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code, or the Code, commencing with our first taxable year ending on December 31, 2004. A REIT generally is not subject to federal income tax on the income that it distributes to stockholders if it meets the applicable REIT distribution requirements and other requirements for qualification as a REIT. We believe that we have been organized and we intend to operate in such a manner as to qualify for taxation as a REIT commencing with our first taxable year ending on December 31, 2004.

We have received an opinion of Mayer, Brown, Rowe & Maw LLP to the effect that, commencing with our taxable year ending December 31, 2004, we have been organized in conformity with the requirements for qualification as a REIT under the Code and that our proposed method of operation will enable us to satisfy the requirements for qualification as a REIT. It must be emphasized, however, that the opinion of Mayer, Brown, Rowe & Maw LLP is based on various assumptions related to our organization and proposed operations, and is conditioned on representations and covenants made by our management regarding our organization, assets, sources of gross income and other matters related to the conduct of our business operations.

Qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual (or in some cases quarterly) operating results, various requirements under the Internal Revenue Code, with regard to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels, and the diversity of ownership of our shares. Mayer, Brown, Rowe & Maw LLP will not review our compliance with the requirements. Our ability to satisfy the asset and gross income tests applicable to a REIT depends, among other things, on the fair market value of our assets and the fair market value of the real estate that is collateral for our mortgage loans. Such values may not be susceptible to a precise determination. While we intend to operate so that we will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given by Mayer, Brown, Rowe & Maw LLP or by us that we will so qualify for any particular year. For a discussion of the tax consequences of the failure to qualify as a REIT, see “—Failure to Qualify.”

In any year in which we qualify for taxation as a REIT, we generally will not be subject to federal corporate income taxes on that portion of our REIT taxable income that we distribute currently to stockholders. Stockholders generally will be subject to taxation on dividends that they receive, other than dividends designated capital gain dividends or “qualified dividend income,” at rates comparable to ordinary income instead of at lower capital gain rates. Qualification for taxation as a REIT enables the REIT and its stockholders to substantially eliminate the “double taxation” (that is, taxation at both the corporate and stockholder levels) that generally results from an investment in a regular corporation. Regular corporations (non-REIT C corporations) generally are subject to federal corporate income taxation on their income, and stockholders of regular corporations are subject to tax on any dividends that are received, although, currently, stockholders of regular corporations who are taxed at individual rates generally are taxed on dividends they receive at capital gains rates, which are lower for individuals than ordinary income rates. Accordingly, income earned by a REIT and distributed currently to its stockholders generally will be subject to lower aggregate rates of U.S. federal income taxation than if such income were earned by a non-REIT C corporation, subjected to corporate income tax, and then distributed to stockholders and subjected to tax at capital gain rates.

While we generally are not subject to corporate income taxes on income that we distribute currently to stockholders, we will be subject to U.S. federal income tax as follows.

1. We will be taxed at regular corporate rates on any “REIT taxable income,” including any undistributed net capital gains. REIT taxable income is the taxable income of the REIT subject to specified adjustments, including a deduction for dividends paid.

2. Under some circumstances, we may be subject to the “alternative minimum tax” due to our items of tax preference and alternative minimum tax adjustments.

3. If we have net income from the sale or other disposition of “foreclosure property” that is held primarily for sale to customers in the ordinary course of business, or other nonqualifying income from foreclosure property, we will be subject to tax at the highest corporate rate on this income.

4. Our net income from “prohibited transactions” will be subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, but including mortgage loans, held primarily for sale to customers in the ordinary course of business.

5. If we fail to satisfy either the 75% gross income test or the 95% gross income test discussed below, but nonetheless maintain our qualification as a REIT because other requirements are met, we will be subject to a tax equal to the gross income attributable to the greater of either (1) the amount by which 75% of our gross income (excluding gross income from prohibited transactions) exceeds the amount qualifying under the 75% test for the taxable year or (2) the amount by which 95% of our gross income (excluding gross income from prohibited transactions) exceeds the amount of our income qualifying under the 95% test for the taxable year, multiplied in either case by a fraction intended to reflect our profitability.

6. We will be subject to a 4% non-deductible excise tax on the excess of the required distribution over the sum of the amounts actually distributed and amounts retained for which U.S. federal income tax was paid, if we fail to distribute during each calendar year at least the excess of the sum of:

•	85% of our REIT ordinary income for the year,

•	95% of our REIT capital gain net income for the year, other than capital gains we elect to retain and pay tax on as described below, and

•	any undistributed taxable income from prior taxable years.

7. We may elect to retain and pay income tax on our net long-term capital gain. In that case, a U.S. stockholder would include its proportionate share of our undistributed long-term capital gain (to the extent we make a timely designation of such gain to the stockholder) in its income, will be deemed to have paid the tax that we paid on such gain, would be allowed a credit or refund for its proportionate share of the tax deemed to have been paid and an adjustment would be made to increase the basis of the U.S. stockholder in our shares by the difference between the amount of income to the stockholder resulting from the designation less the stockholder’s credit or refund for the tax paid by us.

8. We will be subject to a 100% penalty tax on amounts received by us (or on certain expenses deducted by a taxable REIT subsidiary) if certain arrangements between us and a taxable REIT subsidiary of ours, as further described below, are not comparable to similar arrangements among unrelated parties.

9. With respect to an equity interest in a taxable mortgage pool or a residual interest in a real estate mortgage investment conduit, or REMIC, the ownership of which is attributed to us or to a REIT in which we own an interest, we may be required to pay tax at the highest corporate rate on the amount of any excess inclusion income for the taxable year allocable to the percentage of our shares that are held by “disqualified organizations.” For a definition of “excess inclusion income” see “—Taxable Mortgage Pools.” A “disqualified organization” includes:

•	the United States;

•	any state or political subdivision of the thereof;

•	any foreign government;

•	any international organization;

•	any agency or instrumentality of any of the foregoing;

•	any other tax-exempt organization, other than a farmer’s cooperative described in section 521 of the Internal Revenue Code, that is exempt both from income taxation and from taxation under the unrelated business taxable income provisions of the Internal Revenue Code; and

•	any rural electrical or telephone cooperative.

For this reason, our charter will prohibit disqualified organizations from directly owning our shares.

10. If we acquire any assets from a non-REIT C corporation in a carry-over basis transaction, we would be liable for corporate income tax, at the highest applicable corporate rate, attributable to the “built-in gain” with respect to those assets if we disposed of those assets within 10 years after we acquired them. To the extent that assets are transferred to us in a carry-over basis transaction by a partnership in which a corporation owns an interest, we will be subject to this tax in proportion to the non-REIT C corporation’s interest in the partnership. Built-in gain is the amount by which an asset’s fair market value exceeds its adjusted tax basis at the time we acquire the asset. The result described herein with respect to the recognition of built-in gain assumes that the applicable C corporation will not elect out of Treasury regulations on its tax return for the year in which we acquire the asset from such corporation.

In addition, notwithstanding our status as a REIT, we may also have to pay certain state and local income taxes, because not all states and localities treat REITs in the same manner that they are treated for U.S. federal income tax purposes. Moreover, any taxable REIT subsidiary (as further described below) in which we own an interest will be subject to federal, state and local corporate income tax on its net income.

Requirements for Qualification as a REIT

The Code defines a REIT as a corporation, trust or association—

(1) that is managed by one or more directors or directors;

(2) the beneficial ownership of which is evidenced by transferable stock, or by transferable stock certificates;

(3) that would be taxable as a domestic corporation, but for Sections 856 through 860 of the Internal Revenue Code;

(4) that is neither a financial institution nor an insurance company subject to certain provisions of the Internal Revenue Code;

(5) the beneficial ownership of which is held by 100 or more persons;

(6) of which not more than 50% in value of the outstanding shares are owned, actually or constructively, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities) after applying certain attribution rules;

(7) that makes an election to be a REIT for the current taxable year or has made such an election for a previous taxable year which has not been terminated or revoked; and

(8) that meets other tests, described below, regarding the nature of its income and assets and the amount of its distributions.

Conditions (1) through (4), inclusive, must be met during the entire taxable year. Condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months other than the first taxable year for which an election to become a REIT is made. Condition (6) must be met during the last half of each taxable year other than the first taxable year for which an election to become a REIT is made. For purposes of determining the ownership of shares under condition (6), a supplemental unemployment compensation benefits plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes generally is considered an individual. However, a trust that is a qualified trust under Section 401(a) of the Internal Revenue Code generally is not considered an individual, and beneficiaries of a qualified trust are treated as holding shares of a REIT in proportion to their actuarial interests in the trust for purposes of condition (6). We believe that we will issue sufficient shares with sufficient diversity of ownership to allow us to satisfy conditions (5) and (6) above. In addition, our charter will contain restrictions regarding the transfer of our shares that are intended to assist us in continuing to satisfy the share ownership requirements described in (5) and (6) above. These restrictions, however, may not ensure that we will be able to satisfy these share ownership requirements. If we fail to satisfy these share ownership requirements, we will fail to qualify as a REIT.

If we comply with regulatory rules pursuant to which we are required to send annual letters to holders of our shares requesting information regarding the actual ownership of our shares, and we do not know, or exercising reasonable diligence would not have known, whether we failed to meet requirement (6) above, we will be treated as having met the requirement. In rendering its opinion as to our qualification as a REIT, Mayer, Brown, Rowe & Maw LLP is relying on our representation that we will meet at all appropriate times the stockholder ownership tests.

In addition, we must satisfy all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status, use a calendar year for U.S. federal income tax purposes, and comply with the recordkeeping requirements of the Internal Revenue Code and regulations promulgated thereunder.

To qualify as a REIT, we cannot have at the end of any taxable year any undistributed earnings and profits that are attributable to a non-REIT taxable year. Because we believe that we will qualify as a REIT from the time of our formation, and because we have not merged with any other entities that were non-REIT C corporations, we do not believe that we will have any undistributed earnings and profits that are attributable to a non-REIT taxable year. However, the IRS could determine otherwise. Moreover, acquisitions undertaken subsequent to the date hereof could cause us to not satisfy this requirement unless we make adequate distributions prior to the end of the year in which the acquisition occurs.

Partnerships

If we are a partner in an entity treated as a partnership for income tax purposes we will be deemed to own our proportionate share of the assets of the partnership and will be deemed to earn our proportionate share of the partnership’s income. In addition, the assets and gross income of such a partnership retain the same character in our hands for purposes of the gross income and asset tests applicable to REITs. Thus, our proportionate share of the assets and items of income of these partnerships is treated as our assets and items of income for purposes of applying the asset and income tests. We expect to have direct control of the entities in which we own an interest that are treated as a partnership for income tax purposes. We will operate such partnerships in a manner that is consistent with the requirements for qualification as a REIT.

Qualified REIT Subsidiaries and Other Entities

If a REIT owns a corporate subsidiary that is a “qualified REIT subsidiary,” the separate existence of that subsidiary is disregarded for U.S. federal income tax purposes. Generally, a qualified REIT subsidiary is a corporation, other than a taxable REIT subsidiary, all of the capital stock of which is owned by the REIT. Similarly, if a REIT is a sole member of a limited liability company that does not elect to be taxable as a corporation for U.S. federal income tax purposes or some other disregarded entity, the entity will be treated as disregarded for U.S. federal income tax purpose. All assets, liabilities and items of income, deduction and credit of the qualified REIT subsidiary or disregarded entity will be treated as assets, liabilities and items of income, deduction and credit of the REIT itself, including for purposes of the REIT qualification test. A qualified REIT subsidiary or disregarded entity of ours is not subject to federal corporate income taxation, although it may be subject to state and local taxation in some states.

Taxable REIT Subsidiaries

A “taxable REIT subsidiary” is an entity that is taxable as a corporation in which we directly or indirectly own stock and that elects with us to be treated as a taxable REIT subsidiary under Section 856(l) of the Internal Revenue Code. In addition, if one of our taxable REIT subsidiaries owns, directly or indirectly, securities representing 35% or more of the vote or value of a subsidiary corporation, that subsidiary will also be treated as a taxable REIT subsidiary of ours. A taxable REIT subsidiary generally may engage in any business. However, an entity will not qualify as a taxable REIT subsidiary if it directly or indirectly operates or manages a lodging or health care facility or, generally, provides to another person, under a franchise, license or otherwise, rights to any brand name under which any lodging facility or health care facility is operated. A taxable REIT subsidiary is subject to U.S. federal income tax, and state and local income tax where applicable, as a regular C corporation. To the extent that our taxable REIT subsidiaries are required to pay taxes, they will have less cash available for distribution, and accordingly, we will have less cash available for distribution to our stockholders. If dividends are paid by one or more of our taxable REIT subsidiaries to us, then dividends from us to our stockholders who are taxed at individual rates, up to the amount of dividends we received from our taxable REIT subsidiaries, will generally be subject to tax at reduced capital gains rates, rather than tax at ordinary income rates. See “—Taxation of U.S. Holders of Our Common Stock—Distributions to Stockholders—Qualified Dividend Income.”

Income earned by a taxable REIT subsidiary is not attributable to the REIT. As a result, income that might not be qualifying income for purposes of the income tests applicable to REITs, such as fees from the origination and/or servicing of loans, could be earned by a taxable REIT subsidiary without affecting our status as a REIT. We expect to have taxable REIT subsidiaries, including Aames Financial and it subsidiaries, through which we will conduct our loan origination and servicing activities.

Several provisions regarding the arrangements between a REIT and its taxable REIT subsidiaries ensure that a taxable REIT subsidiary will be subject to an appropriate level of U.S. federal income taxation. For example, a taxable REIT subsidiary is limited in its ability to deduct interest payments made to its parent REIT. In addition, we will be obligated to pay a 100% penalty tax on some payments that we receive or on certain expenses deducted by a taxable REIT subsidiary if the economic arrangements among us and/or our taxable REIT subsidiaries are not comparable to similar arrangements among unrelated parties.

Taxable Mortgage Pools

An entity, or a portion of an entity, may be classified as a taxable mortgage pool under the Internal Revenue Code if:

•	substantially all of its assets consist of debt obligations or interests in debt obligations;

•	more than 50% of those debt obligations are real estate mortgages or interests in real estate mortgages as of specified testing dates;

•	the entity has issued debt obligations (liabilities) that have two or more maturities; and

•	the payments required to be made by the entity on its debt obligations “bear a relationship” to the payments to be received by the entity on the debt obligations that it holds as assets.

Under the Treasury regulations, if less than 80% of the assets of an entity (or a portion of an entity) consist of debt obligations, these debt obligations are considered not to comprise “substantially all” of its assets, and therefore the entity would not be treated as a taxable mortgage pool.

Although we believe that we currently do not own any interests in any taxable mortgage pools, our future financing and securitization arrangements may give rise to us being considered to be, or to own an interest in, one or more taxable mortgage pools. Where an entity, or a portion of an entity, is classified as a taxable mortgage pool, it is generally treated as a taxable corporation for U.S. federal income tax purposes. In the case of a REIT, or a portion of a REIT, or a disregarded subsidiary of a REIT, that is a taxable mortgage pool, however, special rules apply. The taxable mortgage pool is not treated as a corporation that is subject to corporate income tax, and the taxable mortgage pool classification does not directly affect the tax status of the REIT. Rather, the consequences of the taxable mortgage pool classification would, in general, except as described below, be limited to the stockholders of the REIT. The Treasury Department has yet to issue regulations to govern the tax treatment of stockholders of a REIT that owns an interest in a taxable mortgage pool.

A portion of our income from the taxable mortgage pool arrangement, which might be non-cash accrued income or “phantom” taxable income, could be treated as “excess inclusion income.” Excess inclusion income is an amount, with respect to any calendar quarter, equal to the excess, if any, of (a) income allocable to the holder of the residual interest in a REMIC or, under Treasury regulations that have not been issued, an equity interest in a taxable mortgage pool over (b) the sum of an amount for each day in the calendar quarter equal to the product of (i) the adjusted issue price at the beginning of the quarter multiplied by (ii) 120 percent of the long-term Federal rate (determined on the basis of compounding at the close of each calendar quarter and properly adjusted for the length of such quarter). This income would nonetheless be subject to the distribution requirements that apply to us, and could therefore adversely affect our liquidity. See “—Annual Distribution Requirements Applicable to REITs.”

Moreover, our excess inclusion income would be allocated among our stockholders. A stockholder’s share of excess inclusion income (i) would not be allowed to be offset by any net operating losses otherwise available to the stockholder, (ii) would be subject to tax as unrelated business taxable income in the hands of most types of stockholders that are otherwise generally exempt from U.S. federal income tax, and (iii) would result in the application of U.S. federal income tax withholding at the maximum rate (30%), without reduction for any otherwise applicable income tax treaty, to the extent allocable to most types of foreign stockholders. See “—Taxation of Non-U.S. Holders of Our Common Stock—Distributions.” Although the law on the matter is unclear, to the extent that excess inclusion income is allocated to a tax-exempt stockholder that is not subject to unrelated business income tax (such as government entities), we might be taxable on this income at the highest applicable corporate tax rate (currently 35%). While our charter prohibits our shares to be held directly by entities that might subject us to this tax, this prohibition may not ensure that this tax will not be imposed on us. The manner in which excess inclusion income would be allocated among shares of different classes of our shares or how such income is to be reported to stockholders is not clear under current law. Tax-exempt investors, foreign investors and taxpayers with net operating losses should carefully consider the tax consequences described above and are urged to consult their tax advisors in connection with their decision to invest in our common stock.

If a subsidiary partnership of ours, not wholly-owned by us directly or through one or more disregarded entities, were a taxable mortgage pool, the foregoing rules would not apply. Rather, the partnership that is a taxable mortgage pool would be treated as a corporation for U.S. federal income tax purposes, and would potentially be subject to corporate income tax. In addition, this characterization would alter our REIT income and asset test calculations, and could adversely affect our compliance with those requirements. We do not believe that we have any subsidiary partnerships that are or will become taxable mortgage pools, and we intend to monitor the structure of any taxable mortgage pools in which we have an interest to ensure that they will not adversely affect our status as a REIT. As a result, we would be precluded from selling to outside investors equity interests in our securitizations, as we have done in the past, or from selling any debt securities issued in connection with the securitization that might be considered to be equity interests for tax purposes. These limitations will preclude us from using certain techniques to maximize our returns from securitization transactions that we have used with respect to our prior securitizations.

Income Tests

In order to qualify as a REIT, we must satisfy two gross income requirements, each of which is applied on an annual basis. For purposes of these tests where we invest in a partnership, limited liability company or trust taxed as a partnership or as a disregarded entity, we will be treated as receiving our share of the income and loss of the partnership, limited liability company or trust, and the gross income of such entities will retain the same character in our hands as it has in the hands of such entities. In addition, when we own 100% of a corporation that is not a taxable REIT subsidiary, we will be deemed to receive 100% of the corporation’s income. First, at least 75% of our gross income, excluding gross income from prohibited transactions, for each taxable year generally must be derived directly or indirectly from:

•	rents from real property;

•	interest on debt secured by mortgages on real property or on interests in real property;

•	dividends or other distributions on, and gain from the sale of, shares in other REITs;

•	gain from the sale of real property or mortgage loans, other than gain from property held primarily for sale to customers in the ordinary course of our trade or business (“dealer property”);

•	abatements and refunds of real property taxes;

•	income from the operation of, and gain from the sale of, “foreclosure property,” which means property acquired at or in lieu of a foreclosure of the mortgage secured by such property for which an election has been made;

•	amounts, such as commitment fees, received in consideration for entering into an agreement to make a loan secured by real property, unless such amounts are determined by income and profits;

•	income derived from a REMIC in proportion to the real estate assets held by the REMIC, unless at least 95% of the REMIC’s assets are real estate assets in which case all of the income derived from the REMIC; and

•	interest or dividend income from investments in stock or debt instruments attributable to the temporary investment of new capital during the one-year period following our receipt of new capital that we raise through equity offerings or public offerings of debt obligations with at least a five-year term.

Second, at least 95% of our gross income, excluding gross income from prohibited transactions, for each taxable year must be derived from sources that qualify for purposes of the 75% test, and from dividends and interest. For taxable years beginning after October 22, 2004, the American Jobs Creation Act of 2004 signed into law by President Bush on October 22, 2004 (the “2004 Act”) provides that any income from a hedging transaction (including gain from the sale or disposition of such transaction) that is clearly and timely identified and hedges indebtedness incurred or to be incurred to acquire or carry real estate assets will not constitute gross income, rather than being treated as qualifying income or non-qualifying income, for purposes of the 95% test, but should be treated as non-qualifying income for purposes of the 75% test. Income from a hedging transaction that does not meet these requirements will be treated as non-qualifying income for purposes of either the 75% test or the 95% test.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for that year if we are entitled to relief under the Internal Revenue Code. These relief provisions generally will be available if our failure to meet the tests is due to reasonable cause and not due to willful neglect and, following our identification of the failure, we file a schedule with a description of each item of gross income that caused the failure in accordance with regulations prescribed by the Treasury. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally incur exceeds the limits on nonqualifying income, the IRS could conclude that the failure to satisfy the tests was not due to reasonable cause. If these relief provisions are inapplicable to a particular set of circumstances, we will fail to qualify as a REIT. Even if these relief provisions apply, a penalty tax would be imposed based on the excess amount of nonqualifying income. See “Our Taxation as a REIT—General.”

Our income for purposes of these tests includes our allocable share of all income earned by the entities in which we own an interest that are partnerships or disregarded entities for income tax purposes, and the subsidiaries of these partnerships or disregarded entities that are partnerships or disregarded entities for income tax purposes. For purposes of the income tests, we will be considered to earn that portion of the income of these trusts—generally interest from mortgage loans—that corresponds to our percentage ownership in these trusts.

The income tests described above are based on our gross income. For U.S. federal income tax purposes, we will be treated as earning interest income on all of our loans that have been securitized. Although we will have a partially offsetting interest expense with respect to the interest owed on the bonds issued pursuant to the securitizations, this interest expense will not reduce the gross income that we are considered to earn for purposes of the gross income tests. The income that is analyzed for purposes of the REIT income tests generally will differ materially in amount and type from the income described or reported for financial accounting purposes.

Gross income from loan origination fees and servicing fees for loans that we are not treated as owning for U.S. federal income tax purposes is not qualifying income for purposes of either gross income test. In addition, gross income from our sale of property that we hold primarily for sale to customers in the ordinary course of business is excluded from both the numerator and the denominator in both income tests, and any gain from such sales will be subject to a 100% tax, as described below under “—Prohibited Transactions Tax.” We will monitor the amount of our non-qualifying income and we will manage our portfolio to comply at all times with the gross income tests. The following paragraphs discuss some of the specific applications of the gross income tests to us.

If the value of the real estate securing each of our loans, determined at the date of acquisition or origination, and possibly at certain other times, is less than the highest outstanding balance of the loan for a particular taxable year, then a portion of the interest income from that loan will not be qualifying real estate income. Accordingly, in order to determine the extent to which the interest earned on our loan constitutes qualifying income for purposes of the REIT income tests, we will need to determine the value of the real estate at the time we acquire each loan, and possibly at certain other times. Although we will seek to be prudent in making these determinations, there can be no assurances that the IRS might not disagree with our determinations and assert that a lower value is applicable, which could negatively impact our ability to qualify as a REIT. These considerations also might restrict the types of loans that we can make in the future. In addition, the need to comply with those requirements may cause us to acquire other assets that qualify as real estate assets (for example, interests in other mortgage loan portfolios) that are not part of our overall business strategy and might not otherwise be the best investment alternative for us.

Dividends. Any dividends we receive from a taxable REIT subsidiary or from other corporations (other than REITs) in which we own an interest will constitute qualifying income for purposes of the 95% gross income test but not for purposes of the 75% gross income test. We do not anticipate that we will receive sufficient dividends from those entities to cause us to exceed the limit on non-qualifying income under the 75% gross income test. Dividends we receive from REITs will be qualifying income for purposes of both gross income tests.

Interest. The term “interest,” as defined for purposes of both gross income tests, generally excludes any amount that is based in whole or in part on the income or profits of any person. However, interest generally includes the following:

•	an amount that is based on a fixed percentage or percentages of receipts or sales; and

•	an amount that is based on the income or profits of a debtor, as long as the debtor derives substantially all of its income from the real property securing the debt from leasing substantially all of its interest in the property, and only to the extent that the amounts received by the debtor would be qualifying “rents from real property” if received directly by a REIT.

Although we do not expect this to occur, if a loan contains a provision that entitles us to a percentage of the borrower’s gain upon the sale of the real property securing the loan or a percentage of the appreciation in the property’s value as of a specific date, income attributable to that loan provision will be treated as gain from the sale of the property securing the loan, which generally is qualifying income for purposes of both gross income tests, except to the extent such gain would have been treated (in the hands of the REIT) as gain from property that the REIT held primarily for sale to customers in the ordinary course of its trade or business. See “—Prohibited Transaction Tax.”

Interest on debt secured by mortgages on real property or on interests in real property generally is qualifying income for purposes of the 75% gross income test. However, if the highest principal amount of a loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan determined as of the date we agreed to acquire or fund the origination of the loan and possibly at certain other times, a portion of the interest income from such loan will not be qualifying income for purposes of the 75% gross income test, but will be qualifying income for purposes of the 95% gross income test. The portion of the interest income that will not be qualifying income for purposes of the 75% gross income test will be equal to the portion of the principal amount of the loan that is not secured by real property—that is, the amount by which the loan exceeds the value of the real estate that is security for the loan.

The interest, original issue discount, and market discount income that we receive from our mortgage-related assets generally is qualifying income for purposes of both gross income tests. It also is possible, although unlikely, that, in some instances, the interest income from a mortgage loan may be based in part on the borrower’s profits or net income. That scenario generally will cause the income from the loan to be non-qualifying income for purposes of both gross income tests unless the borrower leases substantially all of its interest in the property to tenants and the rental income derived by the borrower would qualify as rents from real property if it had been earned directly by the REIT.

Fee Income. We may receive various fees in connection with the mortgage loans. The fees will be qualifying income for purposes of both the 75% and 95% income tests if they are received in consideration for entering into an agreement to make a loan secured by real property, and the fees are not determined by income or profits. Therefore, commitment fees will generally be qualifying income for purposes of the income tests. Other fees, such as fees received for loans that we do not own for federal income tax purposes and origination fees, are not qualifying income for purposes of either income test. If these fees are earned by a taxable REIT subsidiary of ours, then the income from these services will not be included for purposes of our income tests. As a result, in the future we plan to have Aames Financial or another taxable REIT subsidiary perform activities that would yield such non-qualifying income. See “Our Taxation as a REIT—Taxable REIT Subsidiaries.”

Rents from Real Property. We currently do not own any real property, but we may acquire real property or an interest therein in the future. To the extent that we acquire real property or an interest therein, rents we receive will qualify as “rents from real property” in satisfying the gross income requirements for a REIT described above only if several conditions are met. These conditions relate to the identity of the tenant, the computation of the rent payable, and the nature of the property leased. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from rents from real property solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, rents we receive from a “related party tenant” will not qualify as rents from real property in satisfying the gross income tests unless the tenant is a taxable REIT subsidiary, at least 90% of the property is leased to unrelated tenants and the rent paid by the taxable REIT subsidiary is substantially comparable to the rent paid by the unrelated tenants for comparable space. A tenant is a related party tenant if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of the tenant. Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as rents from real property.

Generally, for rents to qualify as “rents from real property” for purposes of the gross income tests, we are only allowed to provide services that are both “usually or customarily rendered” in connection with the rental of real property and not otherwise considered “rendered to the occupant.” Income received from any other service will be treated as “impermissible tenant service income” unless the service is provided through an independent contractor that bears the expenses of providing the services and from whom we derive no revenue or through a taxable REIT subsidiary, subject to specified limitations. The amount of impermissible tenant service income we receive is deemed to be the greater of the amount actually received by us or 150% of our direct cost of providing the service. If the impermissible tenant service income with respect to a property exceeds 1% of our total income from that property, then all of the income from that property will fail to qualify as rents from real property. If the total amount of impermissible tenant service income from a property does not exceed 1% of our total income from that property, the income will not cause the rent paid by tenants of that property to fail to qualify as rents from real property, but the impermissible tenant service income itself will not qualify as rents from real property.

Hedging Transactions. From time to time, we enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. To the extent that we enter into an interest rate swap or cap contract, option, futures contract, forward rate agreement, or any similar financial instrument to hedge our indebtedness incurred or to be incurred to acquire or carry “real estate assets,” any periodic income or gain from the disposition of that contract attributable to the carrying or acquisition of the real estate assets should be disregarded—that is treated as neither qualifying nor non-qualifying income—for purposes of the 95% gross income test, but should be treated as non-qualifying income for purposes of the 75% gross income test. To the extent that we hedge with other types of financial instruments, or to the extent that only a portion of our mortgage loans is secured by “real estate assets” or in other situations, the income from those transactions are not likely to be treated as qualifying income for purposes of either of the gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT.

Prohibited Transactions Tax

A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. We believe that none of our assets is held for sale to customers and that a sale of any of our assets would not be in the ordinary course of its business. Whether a REIT holds an asset primarily for sale to customers in the ordinary course of a trade or business depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. Nevertheless, we will attempt to comply with the terms of safe-harbor provisions in the U.S. federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. We cannot assure you, however, that we can comply with the safe-harbor provisions or that we will avoid owning property that may be characterized as property that we hold primarily for sale to customers in the ordinary course of a trade or business.

If we were to transfer a mortgage loan to a REMIC, this transfer would be treated as a sale for tax purposes and the sale may be subject to the prohibited transactions tax. As a result, REMICs are not a viable option for us to securitize our mortgage loans, and we generally must use other mechanisms in which we are able to securitize the loans without being treated as having sold the loans. Therefore, we have limitations on our flexibility regarding the manner in which we may securitize the loans. Those limitations, however, do not apply to our taxable REIT subsidiaries, such as Aames Financial. Aames Financial may securitize loans using a REMIC structure.

Foreclosure Property

Foreclosure property is any real property, including interests in real property, and any personal property incident to such real property:

•	that is acquired by a REIT as the result of the REIT having bid in such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on indebtedness that such property secured;

•	for which the related loan was acquired by the REIT at a time when the default was not imminent or anticipated; and

•	for which the REIT makes a proper election to treat the property as foreclosure property.

However, a REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property, or longer if an extension is granted by the Secretary of the Treasury. This grace period terminates and foreclosure property ceases to be foreclosure property on the first day:

•	on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

•	on which any construction takes place on the property, other than completion of a building or any other improvement, where more than 10% of the construction was completed before default became imminent; or

•	which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.

We will be subject to tax at the maximum corporate rate on any income from foreclosure property, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. However, gross income from foreclosure property will qualify for purposes of the 75% and 95% gross income tests. If property is not eligible for the election to be treated as foreclosure property (“ineligible property”) because, for example, the related loan was acquired by the REIT at the time when default was imminent or anticipated, income received with respect to such ineligible property may not be qualifying income for purposes of the 75% or 95% gross income tests.

We may have the option to foreclose on mortgage loans when a borrower is in default. The foregoing rules would affect the implications of a decision by us to foreclose on a particular mortgage loan and may affect whether we will choose to foreclose with regard to a particular mortgage loan.

Asset Tests

At the close of each quarter of our taxable year, we must satisfy six tests relating to the nature of our assets.

1. At least 75% of the value of our total assets must be represented by the following:

•	interests in real property, including leaseholds and options to acquire real property and leaseholds;

•	interests in mortgages on real property;

•	stock in other REITs;

•	cash and cash items;

•	government securities;

•	investments in stock or debt instruments attributable to the temporary investment of new capital during the one-year period following our receipt of new capital that we raise through equity offerings or public offerings of debt obligations with at least a five-year term; and

•	regular or residual interests in a REMIC. However, if less than 95% of the assets of a REMIC consists of assets that are qualifying real estate-related assets under the U.S. federal income tax laws, determined as if we held such assets directly, we will be treated as holding directly our proportionate share of the assets of such REMIC.

2. Not more than 25% of our total assets may be represented by securities, other than those in the 75% asset class described in paragraph 1 above.

3. Except for securities in taxable REIT subsidiaries and the securities in the 75% asset class described in paragraph 1 above, the value of any one issuer’s securities owned by us may not exceed 5% of the value of our total assets.

4. Except for securities in taxable REIT subsidiaries and the securities in the 75% asset class described in paragraph 1 above, we may not own more than 10% of any one issuer’s outstanding voting securities.

5. Except for securities of taxable REIT subsidiaries and the securities in the 75% asset class described in paragraph 1 above, we may not own more than 10% of the total value of the outstanding securities of any one issuer, other than securities that qualify for the “straight debt” safe harbor discussed below.

6. Not more than 20% of the value of our total assets may be represented by the securities of one or more taxable REIT subsidiaries.

As discussed above, our assets for purposes of these tests include our allocable share of all assets held by the entities in which we own an interest that are partnerships or disregarded entities (including qualified REIT subsidiaries) for income tax purposes, and the subsidiaries of these partnerships or disregarded entities that are partnerships or disregarded entities for income tax purposes.

The asset tests described above are based on our total assets. For U.S. federal income tax purposes, we will be treated as owning both the loans we hold directly and the loans that we have securitized. Although we will have a partially offsetting obligation with respect to the bonds issued pursuant to the securitizations, these offsetting obligations will not reduce the total assets we are considered to own for purposes of the asset tests. Because prior securitizations of Aames Investment’s loans have been treated as sales for financial accounting purposes, only the net assets retained from such financings are reflected in Aames Financial’s financial statements. Accordingly, our assets for purposes of the REIT asset tests generally will differ materially in amount and type from our assets otherwise described or reported for financial accounting purposes.

As discussed above, debt we hold in an issuer that does not qualify for purposes of the 75% asset test will not be taken into account for purposes of the 10% value test if the debt securities constitute “straight debt” having specified characteristics, or other specified debt instruments, such as a loan to an estate or an individual or a security issued by a REIT.

We believe that a substantially all of the mortgage loans that we are considered to own for purposes of these rules are qualifying assets for purposes of the 75% asset test. For purposes of these rules, however, if the outstanding principal balance of a mortgage loan exceeds the fair market value of the real property securing the loan, a portion of such loan likely will not be a qualifying real estate asset under the U.S. federal income tax laws. Although the law on the matter is not entirely clear, it appears that the non-qualifying portion of that mortgage loan will be equal to the portion of the loan amount that exceeds the value of the associated real property that is security for that loan. To the extent that we own debt securities that are not secured by mortgages on real property, those debt securities will not be qualifying assets for purposes of the 75% asset test. We will monitor the status of our assets for purposes of the various asset tests and will seek to manage our portfolio to comply at all times with such tests. There can be no assurances, however, that we will be successful in this effort.

In this regard, to determine our compliance with these requirements, we will need to estimate the value of the real estate securing our mortgage loans at various times. Although we will seek to be prudent in making these estimates, there can be no assurances that the IRS might not disagree with these determinations and assert that a lower value is applicable, in which case we might not satisfy the 75% asset test and would fail to qualify as a REIT.

After initially meeting the asset tests after the close of any quarter, we will not lose our status as a REIT if we fail to satisfy the asset tests at the end of a later quarter solely by reason of changes in the relative values of our assets. However, if we fail to satisfy an asset test because we acquire securities or other property during a quarter, the rules described in the following paragraph would apply.

As discussed above, we generally may not own more than 10% by vote or value of any one issuer’s securities and no more than 5% of the value of our total assets may be represented by the securities of any issuer. If we fail to meet either of these tests at the end of any quarter and such failure is not cured within 30 days thereafter, we would fail to qualify as a REIT. Under the 2004 Act, after the 30-day cure period, we could dispose of sufficient assets to cure such a violation that does not exceed the lesser of 1% of our assets at the end of the relevant quarter or $10 million if the disposition occurs within six months after the last day of the calendar quarter in which we identify the violation. For violations of these tests that are larger than this amount and for violations of the other asset tests described above, where such violations are due to reasonable cause and not willful neglect, the 2004 Act permits us to avoid disqualification as a REIT, after the 30-day cure period, by taking steps including the disposition of sufficient assets to meet the asset tests (within six months after the last day of the calendar quarter in which we identify the violation) and paying a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the non-qualifying assets for the period beginning on the first date of the failure to meet the tests and ending on the date that we dispose of the assets or otherwise satisfy the asset test.

We currently believe that the securities and other assets that we expect to hold will satisfy the foregoing asset test requirements. However, no independent appraisals will be obtained to support our conclusions as to the value of our assets and securities, or in many cases, the real estate collateral for the mortgage loans that we hold. Moreover, values of some assets may not be susceptible to a precise determination. As a result, there can be no assurance that the IRS will not contend that our interest in securities and other assets will not cause a violation of the asset tests applicable to REITs. In rendering its opinion as to our qualification as a REIT, Mayer, Brown, Rowe & Maw LLP is relying on our representations with respect to the value of our securities and assets and our conclusion that we satisfy each of the asset tests.

Annual Distribution Requirements Applicable to REITs

To qualify as a REIT, we generally must make distributions (other than capital gain dividends) to our stockholders in an amount at least equal to:

1. the sum of (a) 90% of our REIT taxable income, computed without regard to the dividends paid deduction and our net capital gain, and (b) 90% of our net income after tax, if any, from foreclosure property, minus

2. the excess of the sum of specified items of non-cash income over 5% of our REIT taxable income, computed without regard to the dividend paid deduction and our net capital gain.

Distributions generally must be made during the taxable year to which they relate. Distributions may be made in the following year in two circumstances. First, if we declare a dividend in October, November, or December of any year with a record date in one of these months and pay the dividend on or before January 31 of the following year, we will be treated as having paid the dividend on December 31 of the year in which the dividend was declared. Second, distributions may be made in the following year if the dividends are declared before we timely file our tax return for the year and if made before the first regular dividend payment made after such declaration, provided such payment is made during the twelve-month period following the close of each year. These distributions are taxable to our stockholders, other than tax-exempt entities, in the year which paid. This is so even though the distributions relate to prior years for purposes of our 90% distribution requirement. The amount distributed must not be preferential (i.e., every stockholder of the class of stock with respect to which a distribution is made must be treated the same as every other stockholder of that class, and no class of stock may be treated otherwise than in accordance with its dividend rights as a class). To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100% of our REIT taxable income, as adjusted, we will be subject to tax on the undistributed amount at regular capital gains or ordinary corporate tax rates, as the case may be.

Furthermore, we will incur a 4% nondeductible excise tax on the excess of the required distribution over the sum of the amounts actually distributed and amounts retained for which U.S. federal income tax was paid if we fail to distribute during a calendar year (or, in the case of distributions with declaration and record dates falling in the last three months of the calendar year, by the end of January following such calendar year) at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year, and (3) any undistributed taxable income from prior periods.

We may elect to retain rather than distribute all or a portion of our net capital gains and pay the tax on the gains. In that case, we may elect to have our stockholders include their proportionate share of the undistributed net capital gains in income as long-term capital gains and receive a credit or refund for their share of the tax paid by us. For purposes of the 4% excise tax described above, any retained amounts for which we elect this treatment would be treated as having been distributed.

We intend to make timely distributions sufficient to satisfy the distribution requirements. It is possible that, from time to time, we may not have sufficient cash to meet the distribution requirements due to timing differences between (a) the actual receipt of cash, including the receipt of distributions from subsidiaries, and (b) the inclusion of items of income by us for U.S. federal income tax purposes. Other potential sources of non-cash taxable income include loans and securities that are financed through securitization structures, which require some or all of the available interest income from these assets to be used to repay principal on these borrowings; loans or mortgage backed securities held by us as assets that are issued at a discount and require the accrual of taxable income in advance the receipt of the related cash flow; loans on which the borrower is permitted to defer payments of interest; and distressed loans on which we may be required to accrue interest or discount income even though the borrower is unable to make current or past due service servicing payments. In the event that such timing differences occur, and in other circumstances, it might be necessary in order to satisfy the distribution requirements to arrange for short-term, or possibly long-term, borrowings, or to pay the dividends in the form of taxable in-kind distributions of property (including, for example, our own debt securities).

Under some circumstances, we may be able to rectify a failure to meet the distribution requirement for a year by paying deficiency dividends to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

Recordkeeping Requirements

We are required to comply with applicable recordkeeping requirements. Failure to comply could result in monetary fines. For example, we must request on an annual basis information from our stockholders designed to disclose the actual ownership of our outstanding common stock.

Failure to Qualify

If we fail to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. If we fail to qualify as a REIT, we will not be required to make any distributions to stockholders, and any distributions that are made will not be deductible by us. Unless we are entitled to relief under specific statutory provisions, we also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. The 2004 Act provides additional relief in the event we fail to satisfy one or more requirements for qualification as a REIT, other than the 75% and the 95% gross income tests and other than the new rules provided for failures to satisfy the asset tests described above, if (1) the violation is due to reasonable cause and not willful neglect and (2) we pay a penalty of $50,000 for each failure to satisfy the provision. We cannot state whether in all circumstances we would be entitled to this statutory relief.

Taxation of U.S. Holders of Our Common Stock

U.S. Holder

As used in the remainder of this discussion, the term “U.S. holder” means a holder of our common stock that is for United States federal income tax purposes:

1. a citizen or resident alien individual, as defined in Section 7701(b) of the Internal Revenue Code, of the United States;

2. a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or any state or the District of Columbia;

3. an estate the income of which is subject to United States federal income taxation regardless of its source; or

4. in general, a trust subject to the primary supervision of a United States court and the control of one or more United States persons or the trust was in existence on August 20, 1996, and has made a valid election to be treated as a U.S. person.

A Non-U.S. holder is a beneficial owner of our shares that is not a U.S. Holder. If a partnership (or any other entity treated as a partnership for United States federal income tax purposes) holds our common stock (or options to acquire our stock), the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership (or any other entity treated as a partnership for United States federal income tax purposes) holding such shares or options, you should consult your tax advisor regarding the tax consequences of the ownership and disposition of our common stock.

Distributions to Taxable Stockholders

General. As long as we qualify as a REIT, distributions made to taxable U.S. holders of our common stock out of current or accumulated earnings and profits that are not designated as capital gain dividends or “qualified dividend income” will be taxable to our taxable U.S. holders as ordinary income. In determining the extent to which a distribution constitutes a dividend for tax purposes, our earnings and profits would be allocated first to distributions with respect to the preferred stock, if any, and then to the common stock. Corporate stockholders will not be eligible for the dividends received deduction with respect to these distributions.

Distributions in excess of both current and accumulated earnings and profits will not be taxable to a U.S. holder to the extent that the distributions do not exceed the adjusted basis of the holder’s shares. Rather, such distributions will reduce the adjusted basis of such shares. To the extent that distributions exceed the adjusted basis of a U.S. holder’s shares, the distributions will be taxable as capital gains, assuming the shares are a capital asset in the hands of the U.S. holder.

Distributions will generally be taxable, if at all, in the year of the distribution. However, if we declare a dividend in October, November, or December of any year with a record date in one of these months and pay the dividend on or before January 31 of the following year, we will be treated as having paid the dividend, and the stockholder will be treated as having received the dividend, on December 31 of the year in which the dividend was declared.

Capital Gain Dividends. We may elect to designate distributions of our net capital gain as “capital gain dividends.” Capital gain dividends are taxed to U.S. holders of our shares as gain from the sale or exchange of a capital asset held for more than one year. This tax treatment applies regardless of the period during which the stockholders have held their shares. If we designate any portion of a dividend as a capital gain dividend, the amount that will be taxable to the stockholder as capital gain will be indicated to U.S. holders on IRS Form 1099-DIV. Corporate stockholders, however, may be required to treat up to 20% of capital gain dividends as ordinary income. U.S. holders may not include in their individual income tax returns any of our net operating losses or capital losses. Federal income tax rules may also require that certain minimum tax adjustments and preferences be apportioned to our stockholders.

We must classify portions of our designated capital gain dividend into the following categories:

1. a 15% gain distribution, which would be taxable to non-corporate U.S. holders of our shares at a maximum rate of 15%; or

2. an unrecaptured Section 1250 gain distribution, which would be taxable to non-corporate U.S. holders of our shares at a maximum rate of 25%.

We must determine the maximum amounts that we may designate as 15% and 25% capital gain dividends by performing the computation required by the Internal Revenue Code as if the REIT were an individual whose ordinary income were subject to a marginal tax rate of at least 28%. Designations made by the REIT only will be effective to the extent that they comply with Revenue Ruling 89-81, which requires that distributions made to different classes of shares be composed proportionately of dividends of a particular type.

Instead of paying capital gain dividends, we may elect to retain, rather than distribute as a capital gain dividend, all or a portion of our net long term capital gains. If we make such an election, we will pay tax on our retained long-term capital gains, and U.S. holders (i) will include in their income as long-term capital gains their proportionate share of such undistributed capital gains and (ii) will be deemed to have paid their proportionate share of the tax paid by us on such undistributed capital gains and thereby receive a credit or refund for such amount. A U.S. holder of our shares will increase the basis in its shares by the difference between the amount of capital gain included in its income and the amount of tax it is deemed to have paid. Our earnings and profits and the earnings and profits of our corporate stockholders will be adjusted appropriately.

Qualified Dividend Income. Distributions that are treated as dividends may be taxed at capital gains rates, rather than ordinary income rates, if they are distributed to a non-corporate taxpayer, are properly designated by us as qualified dividend income and certain other requirements are satisfied. Dividends are eligible to be designated by us as qualified dividend income up to an amount equal to the sum of the qualified dividend income received by us during the year of the distribution from other C corporations (including any taxable REIT subsidiaries in which we own an interest), our “undistributed” REIT taxable income from the immediately preceding year, and any income attributable to the sale of a built-in-gain asset from the immediately preceding year (reduced by any U.S. federal income taxes that we paid with respect to such REIT taxable income and built-in gain.)

Dividends that we receive will be treated as qualified dividend income to us if certain criteria are met. For example, the dividends must be received from a domestic corporation (other than a REIT or a regulated investment company) or a qualifying foreign corporation. A foreign corporation generally will be a qualifying foreign corporation if it is incorporated in a possession of the United States, the corporation is eligible for benefits of an income tax treaty with the United States which the Secretary of Treasury determines is satisfactory, or the stock on which the dividend is paid is readily tradable on an established securities market in the United States. However, if a foreign corporation is either a foreign personal holding company, a foreign investment company or a passive foreign investment company, then it will not be treated as a qualifying foreign corporation and the dividends we receive from such an entity would not constitute qualified dividend income.

Furthermore, certain exceptions and special rules apply in order to determine whether dividends may be treated as qualified dividend income to us. These rules include certain holding requirements that we would have to satisfy with respect to the shares on which the dividend is paid, and special rules with regard to the dividends received from regulated investment companies and other REITs.

In addition, even if we designate certain dividends as qualified dividend income to our stockholders, a stockholder will have to meet certain other requirements in order to treat the dividend as qualified dividend income to the stockholder. For example, the stockholder will only be eligible to treat the dividend as qualifying dividend income if the stockholder is taxed at individual rates and meets certain holding requirements. In general, in order to treat a particular dividend as qualified dividend income, a stockholder will be required to meet certain holding period requirements with respect to our stock.

Other Tax Considerations. Distributions made by us and gain arising from the sale or exchange by a U.S. holder of our shares will not be treated as passive activity income, and as a result, U.S. holders of our shares generally will not be able to apply any “passive losses” against this income or gain. In addition, taxable distributions from us generally will be treated as investment income for purposes of the investment interest limitations. A U.S. holder of our shares may elect to treat capital gain dividends, capital gains from the disposition of shares and income designated as qualified dividend income as investment income for purposes of the investment interest limitation, in which case the applicable gains will be taxed at ordinary income tax rates. U.S. holders of our shares may not include in their individual income tax returns any of our net operating losses or capital losses. Our operating or capital losses would be carried over by us for potential offset against future income, subject to applicable limitations.

If “excess inclusion income” from a REMIC is allocated to any U.S. holder, which will generally occur to the extent we have excess inclusion income that exceeds our undistributed REIT taxable income in a particular year, this income will be taxable to the U.S. holder and could not be offset by any net operating losses of the U.S. holder that would otherwise be available. Under Treasury regulations that have not been issued, “excess inclusion income” from a taxable mortgage pool may be treated in a similar manner. See “Our Taxation as a REIT—Taxable Mortgage Pools.”

Sales of Our Common Stock. Upon any taxable sale or other disposition of our common stock, a U.S. holder of our common stock will recognize gain or loss for U.S. federal income tax purposes on the disposition of our common stock in an amount equal to the difference between:

•	the amount of cash and the fair market value of any property received on such disposition; and

•	the U.S. holder’s adjusted basis in such common stock for tax purposes.

Gain or loss will be capital gain or loss if the common stock has been held by the U.S. holder as a capital asset. The applicable tax rate will depend on the holder’s holding period in the asset (generally, if an asset has been held for more than one year it will produce long-term capital gain) and the holder’s tax bracket. A U.S. holder who is an individual or an estate or trust and who has long-term capital gain or loss will be subject to a maximum capital gain rate of 15%. The IRS has the authority to prescribe, but has not yet prescribed, regulations that would apply a capital gain tax rate of 25% (which is generally higher than the long-term capital gain tax rates for non-corporate holders) to a portion of capital gain realized by a non-corporate holder on the sale of REIT common stock that would correspond to the REIT’s “unrecaptured Section 1250 gain.” Holders are advised to consult with their own tax advisors with respect to their capital gain tax liability. A corporate U.S. holder will be subject to tax at a maximum rate of 35% on capital gain from the sale of our shares.

In general, any loss recognized upon a sale or exchange of our common stock by a U.S. holder who has held such shares for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss, but only to the extent of distributions from us received by such U.S. holder that were required to be treated by such U.S. holder as long-term capital gains.

Taxation of Non-U.S. Holders of Our Common Stock

Distributions

Distributions by us to a non-U.S. holder of our common stock that are neither attributable to gain from sales or exchanges by us of “U.S. real property interests” nor designated by us as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. These distributions ordinarily will be subject to U.S. federal income tax on a gross basis at a rate of 30%, or a lower rate as permitted under an applicable income tax treaty, unless the dividends are treated as effectively connected with the conduct by the non-U.S holder of a U.S. trade or business. Under some treaties, however, lower rates generally applicable to dividends do not apply to dividends from REITs. Further, reduced treaty rates are not available to the extent that the income allocated to the foreign stockholder is excess inclusion income. Excess inclusion income will generally be allocated to our stockholders to the extent we have “excess inclusion income” that exceeds our REIT taxable income in a particular year. See “—Our Taxation as a REIT—Taxable Mortgage Pools.” Dividends that are effectively connected with a trade or business will be subject to tax on a net basis, that is, after allowance for deduction, at graduated rates, in the same manner as U.S. holders are taxed with respect to these dividends, deductions, at graduated rates, in the same manner as U.S. holders are taxed with respect to these dividends, an are generally not subject to withholding. Applicable certification and disclosure requirements must be satisfied to be exempt from withholding under the effectively connected income exception. Any dividends received by a corporate non-U.S. holder that is engaged in a U.S. trade or business also may be subject to an additional branch profits tax at a 30% rate, or lower applicable treaty rate. We expect to withhold U.S. income tax at the rate of 30% on any dividend distributions, not designated as (or deemed to be) capital gain dividends, made to a non-U.S. holder unless:

•	a lower treaty rate applies and the non-U.S. holder files an IRS Form W-8BEN with us evidencing eligibility for that reduced rate is filed with us; or

•	the non-U.S. holder files an IRS Form W-8ECI with us claiming that the distribution is income effectively connected with the non-U.S. holder’s trade or business.

Distributions in excess of our current and accumulated earnings and profits that do not exceed the adjusted basis of the non-U.S. holder in its common stock will reduce the non-U.S. holder’s adjusted basis in its common stock and will not be subject to U.S. federal in come tax. Distributions in excess of current and accumulated earnings and profits that do exceed the adjusted basis of the non-U.S. holder in its common stock will be treated as gain from the sale of its shares, the tax treatment of which is described below. See “—Sale of Our Common Stock.”

We may be required to withhold at least 10% of any distribution in excess of our current and accumulated earnings and profits, even if a lower treaty rate applies or the non-U.S. holder is not liable for tax on the receipt of that distribution. However, a non-U.S. holder may seek a refund of these amounts from the IRS if the non-U.S. holder’s U.S. tax liability with respect to the distribution is less than the amount withheld.

Distributions to a non-U.S. holder that are properly designated by us as capital gain dividends, other than those arising from the disposition of a U.S. real property interest, generally should not be subject to U.S. federal income taxation unless:

•	the investment in the common stock is effectively connected with the non-U.S. holder’s trade or business, in which case the non-U.S. holder will be subject to the same treatment as U.S. holders with respect to any gain, except that a holder that is a foreign corporation also may be subject to the 30% branch profits tax, as discussed above; or

•	the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year, has a “tax home” in the United States and certain other conditions are met, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s capital gains.

Under the Foreign Investment in Real Property Tax Act, which is referred to as “FIRPTA,” distributions to a non-U.S. holder that are attributable to gain from sales or exchanges by us of U.S. real property interests, whether or not designated as a capital gain dividend, will cause the non-U.S. holder to be treated as recognizing gain that is income effectively connected with a U.S. trade or business. Non-U.S. holders will be taxed on this gain at the same rates applicable to U.S. holders, subject to a special alternative minimum tax in the case of nonresident alien individuals. Also, this gain may be subject to a 30% (or lower applicable treaty rate) branch profits tax in the hands of a non-U.S. holder that is a corporation. It is anticipated that Aames Investment will not generate material amounts of such gain. However, under the 2004 Act, for taxable years beginning after October 22, 2004, these distributions will not be subject to tax under FIRPTA or the branch profits tax if (1) the distribution is made with regard to a class of shares that is regularly traded on an established securities market in the United States and (2) the non-U.S. holder does not own more than 5% of that class of shares at any time during the year within which the distribution is received. Such distributions generally will be subject to the 30% withholding tax described above, unless reduced by a treaty (as opposed to the 35% withholding tax described below), and non-U.S. holders generally will not be required to file a U.S. federal income tax return by reason of receiving such dividends.

If a non-U.S. holder does not qualify for the exception from FIRPTA described above, we will be required to withhold and remit to the IRS 35% of any distributions to such non-U.S. holder that are designated as capital gain dividends, or, if greater, 35% of a distribution that could have been designated as a capital gain dividend, whether or not attributable to sales of U.S. real property interests. Distributions can be designated as capital gains to the extent of our net capital gain for the taxable year of the distribution. The amount withheld, which or individual non-U.S. holders may exceed the actual tax liability, is creditable against the non-U.S. holder’s United States federal income tax liability.

Although the law is not clear on the matter, it appears that amounts we designate as undistributed capital gains in respect of the shares held by U.S. holders generally should be treated with respect to non-U.S. holders in the same manner as actual distributions by us of capital gain dividends. Under that approach, the non-U.S. holders would be able to offset as a credit against their United States federal income tax liability resulting from their proportionate share of the tax paid by us on the undistributed capital gains, and to receive from the IRS a refund to the extent that their proportionate share of this tax paid by us were to exceed their actual United States federal income tax liability.

Sale of Our Common Stock

Gain recognized by a non-U.S. holder upon the sale or exchange of our shares generally would not be subject to United States taxation unless:

•	the investment in our common stock is effectively connected with the non-U.S. holder’s U.S. trade or business, in which case the non-U.S. holder will be subject to the same treatment as domestic holder with respect to any gain;

•	the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year, has a tax home in the United States and certain other conditions are met, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s net capital gains for the taxable year; or

•	our common stock constitutes a U.S. real property interest within the meaning of FIRPTA, as described below.

Our common stock will not constitute a United States real property interest if we either are not a U.S. real property holding corporation or we are a domestically-controlled REIT. Whether we are a U.S. real property holding corporation will depend upon whether the fair market value of U.S. real property interests owned by us equals or exceeds 50% of the fair market value of these interests, any interests in real estate outside of the United States, and our other trade and business assets. Interests that we hold solely as a creditor will not be treated as U.S. real property interests held by us. Because we currently expect that our assets will consist primarily of mortgage loans that provide for fixed payments of interest not contingent on the revenues or profits of the borrowers, we currently do not expect that our assets will cause us to be considered a U.S. real property holding corporation. In any event, there can be no assurance, however, that future changes in our business might not cause us to be considered to be a U.S. property holding corporation. We will be a domestically-controlled REIT if, at all times during a specified testing period, less than 50% in value of our shares is held directly or indirectly by non-U.S. holders. Because our common stock will be publicly traded, we cannot guarantee that we will be a domestically-controlled REIT.

Even if we are a U.S. real property holding corporation and do not qualify as a domestically-controlled REIT at the time a non-U.S. holder sells our common stock, gain arising from the sale still would not be subject to FIRPTA tax if:

•	the class or series of shares sold is considered regularly traded under applicable Treasury regulations on an established securities market, such as the NYSE; and

•	the selling non-U.S. holder owned, actually or constructively, 5% or less in value of the outstanding class or series of shares being sold throughout the five-year period ending on the date of the sale or exchange.

If gain on the sale or exchange of our common stock were subject to taxation under FIRPTA, the non-U.S. holder would be subject to regular U.S. income tax with respect to any gain in the same manner as a taxable U.S. holder, subject to any applicable alternative minimum tax and special alternative minimum tax in the case of nonresident alien individuals.

Taxation of Tax-Exempt Holders

Provided that a tax-exempt holder has not held its common stock as “debt financed property” within the meaning of the Internal Revenue Code and our stock is not being used in an unrelated trade or business, the dividend and interest income from us generally will not be unrelated business taxable income, referred to as UBTI, to a tax-exempt holder. Similarly, income from the sale of our common stock will not constitute UBTI unless the tax-exempt holder has held its common stock as debt financed property within the meaning of the Internal Revenue Code or has used the common stock in a trade or business. A tax-exempt stockholder’s share of any excess inclusion income that we recognize may be subject to tax as UBTI. Excess inclusion income will generally be allocated to our stockholders to the extent we have excess inclusion income that we recognize that exceeds our undistributed REIT taxable income in a particular year. See “—Our Taxation as a REIT—Taxable Mortgage Pools.”

Further, for a tax-exempt holder that is a social club, voluntary employee benefit association, supplemental unemployment benefit trust, or qualified group legal services plan exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Internal Revenue Code, respectively, or a single parent title-holding corporation exempt under Section 501(c)(2) the income of which is payable to any of the aforementioned tax-exempt organizations, income from an investment in our common stock will constitute UBTI unless the organization properly sets aside or reserves such amounts for purposes specified in the Internal Revenue Code. These tax exempt holders should consult their own tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the above, however, a portion of the dividends paid by a “pension held REIT” are treated as UBTI as to any trust which is described in Section 401(a) of the Internal Revenue Code, is tax-exempt under Section 501(a) of the Internal Revenue Code, and holds more than 10%, by value, of the interests in the REIT. Tax-exempt pension funds that are described in Section 401(a) of the Internal Revenue Code are referred to below as “pension trusts.”

A REIT is a “pension held REIT” if it meets the following two tests:

1. it would not have qualified as a REIT but for Section 856(h)(3) of the Internal Revenue Code, which provides that shares owned by pension trusts will be treated, for purposes of determining whether the REIT is closely held, as owned by the beneficiaries of the trust rather than by the trust itself; and

2. either (a) at least one pension trust holds more than 25% of the value of the interests in the REIT, or (b) a group of pension trusts each individually holding more than 10% of the value of the REIT’s shares, collectively owns more than 50% of the value of the REIT’s shares.

The percentage of any REIT dividend from a “pension held REIT” that is treated as UBTI is equal to the ratio of the UBTI earned by the REIT, treating the REIT as if it were a pension trust and therefore subject to tax on UBTI, to the total gross income of the REIT. An exception applies where the percentage is less than 5% for any year, in which case none of the dividends would be treated as UBTI. The provisions requiring pension trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is not a “pension held REIT” (for example, if the REIT is able to satisfy the “not closely held requirement” without relying on the “look through” exception with respect to pension trusts).

Backup Withholding Tax and Information Reporting

We report to our U.S. holders and the IRS the amount of dividends paid during each calendar year, and the amount of any tax withheld. Under the backup withholding rules, a U.S. holder may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. holder that does not provide us with its correct taxpayer identification number may also be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the U.S. holder’s federal income tax liability.

Applicable Treasury regulations provide presumptions regarding the status of a holder of our common stock when payments to such holder cannot be reliably associated with appropriate documentation provided to the payer. Because the application of these Treasury regulations varies depending on the stockholder’s particular circumstances, you are advised to consult your tax advisor regarding the information reporting requirements applicable to you.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against such holder’s U.S. federal income tax liability provided the required information is furnished to the IRS.

Sunset of Reduced Tax Rate Provisions

Several of the tax considerations described herein are subject to a sunset provision. The sunset provisions generally provide that for taxable years beginning after December 31, 2008, certain provisions that are currently in the Internal Revenue Code will revert back to a prior version of those provisions. These provisions include provisions related to the reduced maximum income tax rate for capital gains of 15% (rather than 20%) for taxpayers taxed at individual rates, qualified dividend income, including the application of the 15% capital gains rate to qualified dividend income, and certain other tax rate provisions described herein. The impact of this reversion is not discussed herein. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of sunset provisions on an investment in our common stock.

State and Local Taxes

We and our stockholders may be subject to state or local taxation in various state or local jurisdictions, including those in which we or they transact business or reside. Our state and local tax treatment and that of our stockholders may not conform to the U.S. federal income tax treatment discussed above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in our common stock.

A portion of our income may be earned through taxable REIT subsidiaries. The taxable REIT subsidiaries are subject to federal and state income tax at applicable corporate rates. In addition, a taxable REIT subsidiary will be limited in its ability to deduct payments made to us. To the extent that we and our taxable REIT subsidiaries are required to pay federal, state and local taxes, we will have less cash available for distribution to our stockholders.

LEGAL MATTERS

The validity of the shares of common stock offered under this prospectus and certain other areas of Maryland law will be passed upon for us by Venable LLP, Baltimore, Maryland. Certain legal matters, including certain tax matters, will be passed upon for us by Mayer, Brown, Rowe and Maw LLP, Los Angeles, California.

EXPERTS

The consolidated financial statements of Aames Investment Corporation appearing in Aames Investment Corporation’s Annual Report (Form 10-K) for the six months ended December 31, 2004, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement we filed with the SEC and does not contain all the information set forth in the registration statement. Whenever a reference is made in this prospectus to any contract, agreement or other document of ours, the reference may not be complete and you should refer to the exhibits that are a part of the registration statement or the exhibits to the reports or other documents incorporated by reference in this prospectus for a copy of that contract, agreement or other document.

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our filings, including the registration statement, are available to the public over the internet at the SEC’s website at http://www.sec.gov. You may also read and copy any documents we file at the SEC’s Public Reference Room in Washington D.C. The Public Reference Room is located at 450 Fifth Street, N.W., Room 1024, Washington D.C. 20549. Copies of these materials can be obtained at prescribed rates by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

The SEC allows us to “incorporate by reference” the information we file with it. This means that we can disclose important business, financial and other information to you in this prospectus by referring you to the publicly filed documents containing this information. The information incorporated by reference is deemed to be a part of this prospectus, except for any information superseded by information contained in this prospectus or that we file later with the SEC. This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC, which contain important information about our common stock and us.

•	Our annual proxy statement on Schedule 14A filed April 1, 2005;

•	Our annual report on Form 10-K for the fiscal year ended December 31, 2004 filed with the SEC on March 31, 2005;

•	Our current report on Form 8-K dated April 19, 2005 filed with the SEC on April 19, 2005;

•	Our current report on Form 8-K dated April 5, 2005 filed with the SEC on April 8, 2005;

•	Our current report on Form 8-K/A dated March 7, 2005 filed with the SEC on March 31, 2005;

•	Our current report on Form 8-K dated March 23, 2005, filed with the SEC on March 29, 2005;

•	Our current report on Form 8-K dated January 31, 2005 filed with the SEC on March 11, 2005;

•	Our current report on Form 8-K dated March 10, 2005 filed with the SEC on March 10, 2005;

•	Our current report on Form 8-K dated February 24, 2005 filed with the SEC on March 1, 2005;

•	Our current report on Form 8-K dated February 16, 2005 filed with the SEC on February 16, 2005;

•	Our current report on Form 8-K dated February 4, 2005 filed with the SEC on February 9, 2005;

•	Our current report on Form 8-K dated November 30, 2004 filed with the SEC on January 25, 2005;

•	Our current report on Form 8-K dated January 18, 2005 filed with the SEC on January 21, 2005;

•	Our current report on Form 8-K dated January 7, 2005 filed with the SEC on January 13, 2005; and

•	The description of our common stock contained in the registration statement on Form 8-A filed with the SEC on November 1, 2004 under Section 12 of the Exchange Act, and any amendment or report filed with the SEC to update that description.

We also incorporate by reference into this registration statement any future filings that we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Act until the termination of this offering. Any information that we subsequently file with the SEC that is incorporated by reference will automatically update and supersede any previous information that is part of this registration statement.

We will provide without charge to each person, including a beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any and all of the documents that have been incorporated by reference in this prospectus, other than exhibits to those documents unless the exhibits are specifically incorporated by reference but not delivered with this prospectus. Requests should be directed to Investor Relations, Aames Investment Corporation, 350 South Grand Avenue, 43rd Floor, Los Angeles, California 90071, (323) 210-5311. You may also direct your requests to us by visiting our website at www.aames.net, selecting “Corporate Financials” and “Contact Investor Relations & Literature Requests”. The information on our website and on websites linked to it are not incorporated into or a part of this prospectus.

You should rely only on the information incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front page of those documents.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses payable by us in connection with the sale and distribution of the shares of common stock. Selling commissions and brokerage fees and any applicable transfer taxes and fees and disbursements of counsel for the selling stockholders are payable individually by the selling stockholders. All amounts shown are estimates except the SEC registration fee.

SEC Registration Fee	$18,115
Legal fees and expenses	$25,000
Accounting fees and expenses	$10,000
Printing and engraving	$5,000
Miscellaneous expenses	$1,000

Total	$59,115

Item 15. Indemnification of Directors and Officers.

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty which is established by a final judgment and which is material to the cause of action. Our charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law.

Our charter and bylaws obligate us, to the maximum extent permitted by Maryland law, to indemnify any present or former director or officer or any individual who, while a director or officer of ours and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service in such capacities and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The charter and bylaws also permit us to indemnify and advance expenses to any individual who served a predecessor of us in any of the capacities described above and any employee or agent of us or our predecessors.

Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he is made, or threatened to be made, a party by reason of his service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that:

(a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and

(i) was committed in bad faith or

(ii) was the result of active and deliberate dishonesty;

(b) the director or officer actually received an improper personal benefit in money, property or services; or

(c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

We have also entered into separate indemnity agreements with certain of our officers and all of our directors which provide, among other things, that we will indemnify each such officer and director and advance expenses thereto, under the circumstances and to the extent provided for therein, to the fullest extent permitted by Maryland law against judgments, penalties, fines, settlements and reasonable expenses actually incurred by such officer or director if he or she has been made, or is threatened to be made, a party to an action, suit or other proceeding, whether civil, criminal, administrative, investigative or otherwise, by reason of his or her present or prior service as our director, officer or employee, as the case may be, or present or prior service at our request as a director, officer or employee or as a fiduciary of an employee benefit plan, or as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

We maintain a policy providing directors’ and officers’ liability insurance, which insures our directors and officers in certain circumstances.

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 16. Exhibits.

Exhibit No.	Exhibit Description

4.1	Form of common stock certificate (incorporated by reference to Exhibit 4.1 to Amendment No. 2 to the registration statement on Form S-11 (File no. 333-113890) filed with the SEC on September 7, 2004).

4.2	Registration Rights and Governance Agreement dated November 1, 2004 among Specialty Finance Partners, Capital Z Management LLC and the Registrant (incorporated by reference to Exhibit 10.1 to Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 filed with the SEC on March 31, 2005 (the “2004 10-K”)).

4.3	Registration Rights Agreement dated November 1, 2004 by and between the Registrant and Friedman, Billings, Ramsey Group, Inc. (incorporated by reference to Exhibit 10.7 to the 2004 10-K).

4.4	Stock Purchase Agreement dated November 1, 2004 by and among Aames Investment Corporation, Friedman, Billings Ramsey Group, Inc., Aames Financial Corporation, Aames TRS, Inc. and Aames Newco, Inc. (incorporated by reference to Exhibit 10.6 to Amendment No. 10 to the registration statement on Form S-11 (333-113890) filed with the SEC on October 29, 2004).

5.1	Opinion of Venable LLP regarding legality of the securities being registered.

8.1	Opinion of Mayer, Brown, Rowe & Maw LLP regarding certain tax matters.

23.1	Consent of Ernst & Young LLP.

23.2	Consent of Venable LLP (included in Exhibit 5.1).

23.3	Consent of Mayer, Brown, Rowe & Maw LLP (included in Exhibit 8.1).

24.1	Power of Attorney (included on signature page).

Item 17. Undertakings.

(a) The Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registration pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933, may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions described in Item 15 or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California on April 21, 2005.

AAMES INVESTMENT CORPORATION (Registrant)

By:	/s/ JOHN F. MADDEN, JR.
John F. Madden, Jr. Executive Vice President, General Counsel and Secretary

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John F. Madden, Jr. his attorney-in-fact and agent, with full power of substitution, for him in any and all capacities, to sign any amendments to this Registration Statement on Form S-3, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or their substitute, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-3 has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ A. JAY MEYERSON A. Jay Meyerson	Chairman of the Board, Chief Executive Officer and President (Principal Executive Officer)	April 21, 2005

/s/ RONALD J. NICOLAS, JR. Ronald J. Nicolas, Jr.	Executive Vice President—Finance and Chief Financial Officer (Principal Financial Officer)	April 21, 2005

/s/ JENNE K. BRITELL Jenne K. Britell	Lead Independent Director	April 21, 2005

/s/ DAVID H. ELLIOTT David H. Elliott	Director	April 21, 2005

/s/ JOHN F. FARRELL, JR. John F. Farrell, Jr.	Director	April 21, 2005

/s/ MANI A. SADEGHI Mani A. Sadeghi	Director	April 21, 2005

/s/ ROBERT A. SPASS Robert A. Spass	Director	April 21, 2005

/s/ JON D. VAN DEUREN Jon D. Van Deuren	Senior Vice President—Finance and Chief Accounting Officer (Principal Accounting Officer)	April 21, 2005

/s/ STEPHEN E. WALL Stephen E. Wall	Director	April 21, 2005